04025563

BRUKER

Bruker BioSciences Corporation

2003 ANNUAL REPORT

Bruker BioSciences designs and markets products to address the rapidly evolving needs of the life science industry and the proteomics markets in particular. Proteomics involves the large scale separation, identification and characterization of proteins in order to understand how proteins are created based on the information contained in the genes. Our goal is to become the leading provider of proteomics solutions to the drug research and discovery market. We believe we are in a unique position to benefit from the long term growth trend in proteomics, which is increasingly focused on obtaining more detailed information on proteins. With Bruker Daltonics' strength in mass spectrometry addressing expression and clinical proteomics and Bruker AXS' expertise in structural proteomics, we believe Bruker BioSciences is positioned as a complete solutions provider for proteomics and biomarker discovery. Bruker BioSciences' products cover a large spectrum in the drug discovery process, including target identification, target validation, product development and protein production. In addition, the company leverages its technologies and global distribution and support infrastructure to provide complete solutions for the advanced materials research and industrial QA/QC markets.





TABLE OF CONTENTS

2 SUPEROXIDE DISMUTASE [C
3 NON-SELENIUM GLUTATHIO
4 TYPE II PEROXIREDOXIN 1
5 Phosphatidylethanolamine bindi
6 M-Ras GTP-phosphohydrolase
8 GDP dissociation Inhibitor 2
9 NONSELENIUM GLUTATHION
10 Prohibitin
11 Tropomyosin
12a SMP30
12b SMP30
13 Mus musculus arginase
14 HETEROGENEOUS NUCLEAR
15 beta-Actin













BRUKER BIOSCIENCES FINANCIAL HIGHLIGHTS


NET REVENUE
($ in millions)
$125
$145
$175
$221
$261
'99
'00
'01
'02
'03
TOTAL ASSETS
($ in millions)
$107
$226
$301
$342
$351
'99
'00
'01
'02
'03
BRUKER BIOSCIENCES REVENUE MIX
FY 2003
Mass Spectrometry 41%
NBC 5%
Aftermarket 25%
X-Ray 29%
FY 2002
Mass Spectrometry 38%
NBC 8%
Aftermarket 20%
X-Ray 35%

TO OUR SHAREHOLDERS:

On July 1, 2003 the merger of Bruker Daltonics Inc and Bruker AXS Inc. created Bruker BioSciences Corporation (NASDAQ: BRKR), a leading global supplier of enabling tools for life science and materials research, and in particular a unique supplier of high information content tools for proteomics. With its emphasis on high-success proteomics, Bruker Daltonics provides enabling tools based on mass spectrometry for both expression proteomics and clinical proteomics, while Bruker AXS provides innovative x-ray crystallography tools for structural proteomics.

The merged, leaner Bruker BioSciences organization provides significant operational benefits such as complementary technology platforms, increased cross-selling opportunities and brand leverage. The well-received merger is already generating cost savings, while the associated restructuring steps are enhancing our productivity. Our increased scale has provided opportunities for further strengthening our global support and distribution network.

Regarding the capital markets, the merger has increased our publicly traded float and has generated increased investor interest. Our larger company scale provides enhanced visibility and exposure to research analysts and portfolio managers, along with improved public market access, and a stronger acquisition currency. Bruker BioSciences has a more diversified technology base, a broader product portfolio, and a larger installed base, as well as a more diversified customer base.

The inevitable risks of any merger were clearly reduced since the two companies have similar business models, and compatible management and operations in the same industry. We have deliberately not fully integrated our two operating companies, in order to retain the entrepreneurial drive and growth momentum of each company, Bruker Daltonics and Bruker AXS.

During the year, we took the necessary steps to position the Company for the future. We believe the merger of Bruker Daltonics and Bruker AXS, as well as the subsequent restructuring of both of our operating businesses, will be key bottom-line growth drivers for the Company in 2004 and beyond.

During the year 2003, we introduced numerous successful products and maintained our top-line growth momentum during a difficult year. We believe that we have considerable leverage in our expenses for further improving our operating margins as we become a larger company.

We are pleased to report that 2003 was a year of continued revenue growth and market share improvements in our life-science mass spectrometry business, as well as our after-market revenue; for the year 2003, our combined revenue increased 18% to $260.7 million, compared to revenue of $220.7 million for the same period last year.

In early 2004, we have already brought numerous additional new products to our markets, many of which leverage our unique capabilities for high-information content proteomics. Moreover, we are very pleased with our rapid growth in biomarker discovery and clinical proteomics, where we believe our high-performance *ClinProt*™ products are ideally positioned for clinical research into robust, scientifically supported panels of biomarkers. On the x-ray analysis side, we believe we have increased our competitive position considerably with the recent introduction of new high-performance products for materials and nanotechnology research.

New products of particular importance include our *Proteomics RIMS*™ (Research Information Management System) which for the first time combines and integrates the data, information, and knowledge generated in the proteomics research workflow from complementary mass spectrometry and x-ray crystallography technologies. Our new *Proteomics RIMS* will even provide access to interaction proteomics and protein dynamics information provided by surface-plasmon resonance and nuclear magnetic resonance spectroscopy (in collaboration with our partners Biacore and Bruker BioSpin).

Bruker Daltonics made major advances in our FTMS product line. We have just launched the novel *APEX®-QE 7* Tesla Q-q-FTMS with unique integrated *Top↓Pro*™ top-down proteomics capability. *Top↓Pro* combines selective protein enrichment with ECD and *MS BioTools*™ software to provide robust and sensitive top-down protein sequencing and PTM discovery capabilities.



Our merger has created a leading global supplier of enabling tools for life science and materials research, and a unique supplier of high information content tools for proteomics.

Further advances are underway throughout our entire ion trap product lines: our brand new *HCTplus*™ ion trap features sensitivity and ultra-fast acquisition capabilities that are setting a new standard in performance for proteomics and metabonomics. The robust and sensitive *esquire4000* and *esquire6000* ion trap systems provide standard and high-performance MS and MS(n) for liquid chromatography mass spectrometry applications in drug discovery, drug development and academic research.

Our new highest-performance bench-top MALDI-TOF mass spectrometer, called *microFlex*™, outperforms other bench-top MALDI-TOFs. This novel instrument provides superior 15k resolution, as well as excellent mass accuracy and outstanding sensitivity. Similarly, our novel *Focus*™ technology increases the resolution of our ESI-TOF systems significantly, also making them the clear bench-top performance leader.

Bruker AXS has just introduced an integrated set of high-throughput biological crystallography tools to produce protein crystal structures at an accelerated pace, based on our *PROTEUM*™ X-ray system with our latest high brilliance *MICROSTAR*™ source and the sensitive/fast readout *PROTEUM*CCD detector. This crystallography system is complemented by our *BruNo*™ robotic sample handler, and the *Crystal Farm*™ crystal incubation and imaging system.

With two novel technologies as the basis for our new SuperSpeed Solutions™, namely our high-power *Turbo-X-ray Source*™ and the high-speed *VÅNTEC-1*™ detector, we believe we have the most advanced X-ray diffraction for materials and nanotechnology research, which goes beyond current limitations in terms of sensitivity and speed.

We are pleased that in 2003 Bruker Daltonics was selected for a Frost & Sullivan award for Product Innovation in Mass Spectrometry. This recognition followed the Frost & Sullivan 2002 awards to Bruker Daltonics for Competitive Strategy in the World Life Sciences Mass Spectrometry Market, and for CEO of the Year in Drug Discovery Tools. These awards really recognize the product breakthroughs made by our worldwide R&D teams, the value they provide to the life-science research community, and the importance of our new products to our continued fast organic growth.

We are encouraged by our recent strong growth in new order bookings, which is strong evidence of a sector recovery, as well as the market acceptance of our new instruments and solutions. In the fourth quarter of 2003, when compared to the fourth quarter of 2002, at Bruker Daltonics we saw greater than 35% bookings growth, and at Bruker AXS we experienced greater than 25% bookings growth. We are benefiting from improvements in the market, as well as favorable currency effects, but we also believe that our innovative and broad product offerings are giving us additional momentum for top-line and bottom-line growth in 2004.

Finally, as we have previously announced, Martin Haase, who has served us so well as a Director and Senior Vice President of Bruker BioSciences and as President of Bruker AXS, will be leaving us as an officer and employee on April 30. Martin will remain with us as a Director through the end of 2004. I want to once again thank Martin for his long years of selfless dedication, winning attitude and superb achievements for the benefit of Bruker BioSciences.

Sincerely yours,

Frank H. Laukien, Ph.D.

Chairman, President, and Chief Executive Officer



COMPLEMENTARY TECHNOLOGIES FOR PROTEOMICS

Bruker Daltonics Inc.

Bruker Daltonics' Life Science Enabling Tools Based on Mass Spectrometry



Oncology: Breast tumour cell with internalised model antagonist for p53/mdm2 binding.

(Courtesy of F. Hoffman-La Roche Ltd.)

Clinical Proteomics

Our ClinProt solutions generate mass spectral profiles of potential biomarkers with high information content in a robust and reproductible manner, a requirement for protein biomarker identification in cancer research.

Bruker Daltonics is a leading developer and provider of life science tools based on mass spectrometry. Bruker Daltonics mass spectrometers are sophisticated devices that measure the molecular weight of molecules and provide highly accurate information about the structure of materials. Our mass spectrometry-based systems often combine advanced mass spectrometry instrumentation; automated sampling and sample preparation robots; reagent kits and other disposable products (consumables), used in conducting tests, or assays; and powerful bioinformatics software. Our systems offer integrated solutions for applications in multiple existing and emerging markets including genomics and proteomics, metabolic and biomarker profiling, drug discovery and development, molecular assays and diagnostics, molecular and systems biology and basic medical research.

Our substantial investment in research and development allows us to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of our diverse customer base. Our customers include pharmaceutical companies, biotechnology companies, proteomics companies, molecular diagnostics companies, academic institutions and government agencies. In addition, we market our life science systems through strategic distribution arrangements with Agilent Technologies, Sequenom and others.

Bruker Daltonics has developed a full suite of mass spectrometry instruments that address a wide range of life sciences applications. Mass spectrometry has become the method of choice for primary structural analysis, including determination and assessment of sequence and composition, of complex protein samples and is the key enabling technology of the proteomics laboratory. Mass spectrometers (MS) are devices for measuring the mass, or weight, of a molecule and actually recording mass/change ratio. Mass spectrometry systems employ an ionization source which creates charged molecules, and a mass separation/detection component that separates these charged molecules on the basis of mass to charge ratio, to detect their presence and quantity. Mass spectrometry has been used in physics and chemistry for over fifty years. Over the past fifteen years, mass spectrometry has emerged as a powerful research tool in the life sciences. For example, mass spectrometers can determine the identity, amount, structure, sequence and other biological properties of small molecules, like drug candidates and metabolites, as well as large biomolecules, like proteins or DNA.

We base our life science solutions on four core mass spectrometry technology platforms which include:

- **MALDI-TOF**—Matrix-assisted laser desorption ionization time-of-flight mass spectrometry, including tandem time-of-flight systems (MALDI-TOF/TOF);
- **ESI-TOF**—Electrospray ionization time-of-flight spectrometry, including tandem mass spectrometry systems based on ESI-quadrupole-TOF mass spectrometry (ESI-Q-q-TOF);
- **FTMS**—Fourier transform mass spectrometry; and
- **ITMS**—Ion trap mass spectrometry

Time-of-flight spectrometers measure mass based on the time it takes for charged molecules to travel from the ionization source to the detection component. With the ability to analyze thousands of samples per day, MALDI-TOF mass spectrometers currently have the highest sample throughput and can analyze the broadest range of



New MicroFlex MALDI-TOF™


BRUKER

The APEX-Q is ideal for ultra-high resolution proteomics research.



Oncology: Insect cells (SF9 cells) overexpressing GFP.

(Courtesy of F. Hoffman-La Roche Ltd.)


BRUKER
9.4T AS

Professor Simon Gaskell and Bruker Daltonics' Dr. Ian Sanders at opening of 9.4T FTMS facility at the University of Manchester Institute of Science and Technology.

masses of any mass spectrometer for use in the fields of genomics and proteomics. Our time-of-flight mass spectrometry solutions make full use of this potential for increased speed by automating various steps of the analysis. Our-time-of-flight solutions combine high sensitivity, accuracy and throughput to generate large volumes of accurate raw data for detection of genetic variations such as single nucleotide polymorphisms, or SNPs, as well as for proteomics in general.

MALDI-TOF mass spectrometers utilize an ionization process to analyze solid samples using a laser that combines large volume sample throughput with high mass range and significant sensitivity. Our MALDI-TOF mass spectrometers are useful for: (a) proteomics and protein function analysis; (b) drug discovery and development; (c) rapid cellular and tissue biomarker detection; (d) SNP analysis; (e) genotyping; (f) personalized medicine; and (g) forensics.

TOF/TOF extends the utility of the technology, providing a method for detailed structural analysis vital for sequencing and protein id from complex mixtures.

Our MALDI-TOF products products utilize our AnchorChip microarrays that prepare samples for analysis. These microarrays employ patented microfluidics technology that improves sensitivity and reduces analysis time per sample by concentrating the sample in a precisely defined location which allows facile automated data collection.

ESI-TOF mass spectrometers utilize an ionization process to analyze liquid samples. This process, which does not fragment the sample, allows for rapid data acquisition and analysis of large biological molecules. ESI-TOF mass spectrometers are useful for: (a) identification, protein analysis and functional complex analysis in proteomics and protein function; (b) molecular identification in metabolomics and drug metabolite analysis; (c) combinatorial chemistry high-throughput screening, or HTS; and (d) fast liquid chromatography mass spectrometry, or LC/MS, in drug discovery and development.

FTMS systems utilize high-field superconducting magnets to offer the highest resolution, selectivity, and accuracy currently achievable in mass spectrometry. Our systems based on this technology often eliminate the need for time-consuming separation techniques in complex mixture analyses. In addition, our systems can fragment molecular ions to perform exact mass analysis on all fragments to determine molecular structure. FTMS systems are useful for: (a) the study of structure and function of biomolecules including proteins, DNA and natural products; (b) complex mixture analysis including combinatorial libraries; (c) high-throughput proteomics and metabolomics; and (d) high-throughput drug screening.

ITMS systems collect all ions simultaneously which improves sensitivity relative to older quadrupole mass spectrometers. Ion trap mass spectrometers are useful for: (a) sequencing and identification based on structural analysis; (b) quantitative liquid chromatography mass spectrometry; (c) identification of combinatorial libraries; and (d) generally enhancing the speed and efficiency of the drug discovery and development process.

Our Solution package offerings include two major system solutions: ClinProt and PROTEINEER. ClinProt provides a set of tools for the preparation, measurement and visualization of protein biomarkers for clinical proteomics. This system includes key technology based on functionalized magnetic beads, robotics, AnchorChips, MALDI-TOF (and TOF/TOF), and a unique software suite called ClinProTools. PROTEINEER integrates our mass spectrometers with robotics and bioinformatics to deliver maximum productivity in high-throughput proteomics, including spot picking from 2-D gels into 96 and 384 micro well plates, automated digestion of proteins by 2-D gels, sample preparation for mass spectrometric analysis, and data interpretation; and ProteinScape organizes all relevant data for larger proteomics projects—including gel data, mass spectra, process parameters, and search results.

Bruker Daltonics Substance and Pathogen Detection Business

APPLICATIONS: NUCLEAR, BIOLOGICAL, AND CHEMICAL SUBSTANCE DETECTION AND PATHOGEN IDENTIFICATION

Nuclear, Biological, and Chemical detection and pathogen identification markets continue to grow worldwide in both the defense and civilian areas. We have long been recognized as and continue to be a global leader in this sector. Bruker Daltonics designs and manufactures a complete range of sensitive instruments for the detection of radiation, pathogenic species, and hazardous chemicals, including chemical warfare agents. Field-hardened systems make use of many of the same advanced mass spectrometry technologies as our life sciences instruments.

Bruker Daltonics is the only manufacturer to offer such a complete range of chemical, biological and nuclear detection equipment. Customers benefit from our over 20 years of development, engineering and manufacturing of sensitive, easy-to-use and military hardened analytical systems. Our NBC product line is based on a broad array of technologies, including Mass Spectrometry (MS), Ion Mobility Spectrometry (IMS), Fourier Transform Infrared Spectroscopy (FTIR) and others.

Our complete product line of military-hardened, flexible and reliable NBC detectors includes the radiation meter SVG2, the APSIS for identification of biological warfare agents (BWA), the CBMS mass spectrometer for classification of biological agents, the mobile mass spectrometers MM1 and EM640 for Chemical Warfare Agent detection (CWA) and fast on-site detection of hazardous compounds from air, soil, and liquids, stationary, plus handheld RAID (Rapid Alarm Identification Device) ion mobility spectrometers, along with our stand-off FTIR systems for detection of CWA and Toxic Industrial Chemicals (TICs). Customers include fire departments such as the Mannheim Fire Department, for example.

Our Viking 573 is a portable gas chromatography mass spectrometer for law enforcement, and the impressive OPAG 22 is our remote sensor for atmospheric pollutants. Regarding the environment, our products are *ideal* for the fast and simple on-site assessment of chemical catastrophes and accidents, as well as other environmental problems involving organic chemicals.


AUER TOX-METER




FEUERWEHR MANNHEIM
GW - Mess












PROVIDING
TOOLS FOR
INNOVATION







The new NanoSTAR is ideal for nanostructure analysis and nanomapping.

Bruker AXS

Advanced X-ray Solutions, a Leading Provider of High-Throughput Discovery Tools for Structural Proteomics and Advanced Materials Research



The Bruker AXS operating company provides **innovative tools based** on X-ray technology, addressing the structural proteomics marketplace, and the advanced materials research marketplace. Bruker AXS creates **great synergy with Bruker Daltonics** in fields such as drug discovery and development, including drug metabolism and toxicology research.

Our automated solutions, based on X-ray technology, address the key needs of our customers in the discovery of new drugs, drug targets and advanced materials, as well as in industrial QA/QC applications. Our customers include biotechnology and pharmaceutical companies, semiconductor industries, chemical companies, raw material manufacturers, academic and government research institutions and many other businesses involved in materials research and analysis.

We are providing complete solutions based on our advanced X-ray technologies with a strong emphasis on sensitivity, high-throughput, speed, cost-effectiveness, ease of use and reliable operation. Our offerings include scientific applications and technical support before, during and after installation for the entire lifetime of our products. Our global sales and support infrastructure has been built to ensure local assistance and technical competence.

We are striving to continuously improve the performance and quality of our offerings in order to maximize the return on investment for our customers. Our hardware and software are based on a global component platform strategy with an open architecture, enabling us to quickly respond to changing applications such as nanostructure analysis or to the need to integrate our solutions into our customers' workflows. Bruker AXS solutions serve the following markets:

LIFE SCIENCE AND PHARMA
X-ray crystallography is a premier technology to derive unambiguous 3-D structures, e.g., proteins and protein-drug complexes. The detailed understanding of these structures enables scientists in the drug discovery process to better understand the function of certain proteins and is a key to increase the efficiency of structure-based drug design.

In 2003 we launched several new products focusing on improvement in speed and sensitivity, as well as integration and automation. Our strategic alliance with Discovery Partners International and the launch of the BruNo robotic systems allow us to offer a complete solution including protein crystal growth, optimization of crystal growth conditions, imaging and selection of the best crystals, and robotic cryo-handling and screening, as well as complete structure solutions. Controlled by our PROTEUM software suite and embedded into the recently launched RIMS software tool, it will facilitate our customers' work and information in drug discovery applications.

ADVANCED MATERIALS RESEARCH
The underlying technique of X-ray diffraction provides material scientists with the necessary information to design and develop advanced materials and also validate the composition of applied materials.

The broad and growing bandwidth of X-ray diffraction applications in advanced materials research provides an excellent opportunity to grow our business in this market segment. We have focused our product and application development efforts to address new markets or applications with an increased demand for sensitivity and speed. As a result of combining our global R&D expertise in the US, Japan and Germany, we have launched a complete new line of X-ray Diffraction solutions during 2003, called "Super Speed Solutions." Based on new high-power X-ray source technology and highly-sensitive detection systems, we expanded the application reach and analysis speed and sensitivity. Our new Turbo X-ray Source, combined with our new VÅNTEC-1 or the HI-STAR detector, offers up to 3 orders of magnitude in speed in certain applications when compared with standard diffraction systems. In addition,



The new Bruker BioSciences organization provides **significant operational benefits** such as complementary technology platforms for proteomics, with **increased cross-selling opportunities** and brand leverage. The merger is generating **significant cost savings and margin improvements** while enhancing productivity in global distribution and support.





we launched our new NanoSTAR which addresses the need for nanostructure analysis and nanomapping in new materials discovery and design. Finally, our increased focus on method and software development for routine X-ray diffraction applications in raw materials industries now allows us to penetrate the industrial QA/QC market. Our TOPAS software solution is becoming the standard analysis tool for industrial cement analysis.

ELEMENTAL AND PROCESS ANALYSIS

X-ray Fluorescence, a well accepted non-destructive technology for accurate and reproducible elemental analysis in industries and service laboratories, was the growth engine in 2003. In addition to the continuous investment in our global distribution and support organization, we have focused our efforts on developing tools for our existing S4 and S2 product line to facilitate the use of this technology in industrial environments. In response to our customer requirements, we have built solutions which are ready-to-go after installation without major calibration efforts. Special attention has been given to ease-of-use, remote support and high solutions uptime.

In addition, we have combined our S4 X-ray Fluorescence spectrometers with our D4 X-ray diffractometers to provide complete analysis solutions for our customers in the cement industry.

Bruker AXS maintains technical competencies in core X-ray technologies and capabilities including (a) detectors used to sense X-ray diffraction patterns, (b) x-ray sources and optics that generate and focus the x-rays, (c) robotics and sample handling equipment which holds and manipulates the experimental material, and (d) software that generates the structural data and analysis results. Recent projects included refining next generation high brilliancy optics and X-ray-microsources, developing new x-ray sources for x-ray diffraction and protein crystallography applications, creating a high sensitivity area detector system, and developing other solution-based technologies and software application solutions.









Aftermarket Service, Consumables and Other Recurring Revenues

Bruker BioSciences solutions are used in demanding high-throughput and high-speed applications in the industrial and academic world. Highest performance and reliable operation with a high uptime is a major request from our customers. We have built a strong worldwide applications and technical support infrastructure to support our customers in their day-to-day work.

At Bruker AXS we generate revenues from sales of service, consumables and related products. We believe our high-quality customer service gives us a competitive advantage by enhancing the Bruker AXS brand and customer loyalty. Given the demands our products face in the field, general maintenance and replacement of consumables such as X-ray tubes and other parts is routine. We supply a large quantity of replacement X-ray tubes to customers over the lives of our systems. Following our standard twelve-month warranty, we also generate service revenues from our customers through service and preventive maintenance contracts, repair calls, training and other support services.

In addition to providing service, consumables and replacement parts, we generate recurring revenue through the sale to our customers of a variety of accessory items, including sample handling devices, temperature and pressure control devices, enhanced X-ray optics and software packages. Finally, we provide system upgrades to customers who desire to upgrade, rather than replace, older systems.

At Bruker Daltonics we take very good CARE of our customers. Our CARE products are designed for supporting our customers with high-quality consumables, accessories and dedicated kits. Our CARE product range is specifically optimized and certified for all Bruker Daltonics systems—the perfect high-end-product for our customers worldwide. These CARE products include Consumables, Accessories, Robotics and Software.

Our Scout MTP MALDI targets for high sample throughput are the ideal interface for 1:1 sample transfer with common lab robots. They are now available with a special AnchorChip coating. Our patented AnchorChips are ideal for ultra-sensitive automated MALDI-MS. AnchorChip targets are Scout MTP targets equipped with a special coating which provides improved crystallization of MALDI samples with major benefits:

- 10-100-fold sensitivity increase due to increased analyte concentration
- Improved automationLess hunting for sweet spots, as samples are homogeneous and sit on predefined positions
- Micropreparation with macro-pipetting devices No nano-pipetting devices required, MAPII or manual preparation is sufficient

Our high performance sample processing robots include our map II, map II/8, PROTEINEER spII, PROTEINEER dp, and ClinProt mapII pure robots.

Bruker Daltonics software includes BioTools for protein analysis, ProteinScape database system for proteomics project management, GenoTools for SNP genotyping and our popular MetaboliteTools software for metabolite identification.

In addition, we generate recurring revenue via Maintenance Service Agreements to service and support products after the standard warranty period. These keep customers up and running and provide for a higher level of satisfaction.



MANAGEMENT AND BOARD OF DIRECTORS

Our experienced global management team has in-depth industry knowledge that allows us to effectively anticipate and meet the needs of our customers. Our management team provides the organization with the leadership and vision necessary to execute our business strategy. Our goal is to provide clear, consistent, communication and feedback throughout the company to create a culture that fosters motivation, innovation, employee empowerment, and customer focus.

Bruker BioSciences Corporation Management

Frank H. Laukien, Ph.D.
Chairman, President and Chief Executive Officer

Dr. Martin Haase
Vice Chairman and Senior Vice President

Laura Francis, CPA
Chief Financial Officer and Treasurer

John Hulburt, CPA
Director of Audit and SEC Compliance

Michael Willett, CPA
Director of Investor Relations and Public Relations

Richard Stein
Secretary

Bruker BioSciences Corporation Directors

Frank H. Laukien, Ph.D.
Chairman, President and Chief Executive Officer, Bruker BioSciences Corporation

Dr. Martin Haase
Vice Chairman and Senior Vice President, Bruker BioSciences Corporation

M. Christopher Canavan, Jr.
Financial Consultant, formerly of PricewaterhouseCoopers

Taylor J. Crouch
President and Chief Operating Officer, Discovery Partners International

Collin J. D'Silva
President and Chief Executive Officer, Transgenomic, Inc.

Daniel S. Dross
Partner, Trinity Partners

Richard D. Kniss
formerly with Agilent Technologies

William A. Linton
Chairman and Chief Executive Officer, Promega Corporation

Richard M. Stein
Partner, Nixon Peabody LLP

Bernhard Wangler
Partner, Kanzlei Wangler

Bruker AXS Management

Dr. Martin Haase
President and Chief Executive Officer
Bruker AXS Inc.

Dr. Frank Burgäzy
Product Line Manager, Materials Research Systems
Managing Director
Bruker AXS GmbH

Roger Durst, Ph.D.
Chief Technology Officer and Vice President of Research and Development
Bruker AXS Inc.

Laura Francis, CPA
Chief Financial Officer and Treasurer
Bruker AXS Inc.

Rolf Hofmann
Director Sales and Customer Support
Bruker AXS GmbH

Dr. Eric Hovestreydt
Managing Director
Bruker Nonius BV

Bernard Kolodziej
Chief Financial Officer, Europe
Managing Director
Bruker AXS GmbH

Dr. Jeremy Lea
Product Line Manager, Elemental and Process Analysis Systems
Managing Director
Bruker AXS Ltd.

Steve Pomerantz
Vice President of Marketing and Sales
Bruker AXS Inc.

Sadeo Ueki
President
Bruker AXS K.K.

Kline Wilkins
Senior Vice President of Global Operations
Bruker AXS Inc.

Bruker Daltonics Management

Frank H. Laukien, Ph.D.
Chairman, President and Chief Executive Officer
Bruker Daltonics Inc.

Hans-Jakob Baum
Managing Director
Bruker Daltonik GmbH

Dr. Jochen Franzen
Managing Director
Bruker Daltonik GmbH

Dr. Ulrich Giessmann
Vice President
Bruker Daltonics Inc.

John Hulburt, CPA
Chief Financial Officer and Treasurer
Bruker Daltonics Inc.

Dr. Dieter Koch
Managing Director
Bruker Daltonik GmbH

Gary Kruppa, Ph.D.
Vice President for Western Operations
Bruker Daltonics Inc.

Dr. Michael Schubert
Vice President for Research and Development
Bruker Daltonics Inc.
Managing Director
Bruker Daltonik GmbH

Clive Seymour
Vice President for Asia-Pacific
Bruker Daltonics Inc.

Paul Speir, Ph.D.
Assistant Vice President
Bruker Daltonics Inc.

Seiichiro Tsurumaki
Assistant Vice President for Japan
Bruker Daltonics Inc.

John Wronka, Ph.D.
Vice President
Bruker Daltonics Inc.

Our Employees




Our Employees Are Our Key Assets

We provide a work environment that motivates our employees to generate innovative ideas and then turn those ideas into customer-oriented solutions. Strong external and internal communication, sharing of company-wide knowledge, teamwork, mutual respect and continuous training are key elements of our human resource strategy. We are constantly adapting our organization to the needs of the scientific marketplace in a manner that maximizes the talents of our staff. We are a non-hierarchical organization that encourages our employees to take responsibility for their projects and motivates them to succeed. This structure allows our employees to better understand our business strategy and helps them to make sound business decisions every day. We promote entrepreneurial thinking and disciplined risk-taking throughout the company.

When we provide our employees with these opportunities to grow, we create a performance culture with a climate of innovation and an attitude of success. Our "Customer First" philosophy and open communication ensure that every employee maintains a positive focus on our customers. We recognize that this positive attitude then contributes to the success of our customers.














OUR PEOPLE MAKE THE DIFFERENCE

OPEN COMMUNICATIONS AND A GLOBAL EMPHASIS ON OUR "CUSTOMER FIRST" APPROACH ENSURE CUSTOMER SATISFACTION AND LOYALTY


MALDI-TOF/TOF
Photo Courtesy Pittsburgh Conference Today News

Masters of Innovation: More Novel Products Introduced

During 2003 and early 2004, the Bruker BioSciences operating companies have again introduced numerous innovative tools for life sciences and material research, further enhancing our technology leadership:

Enabling Life Science Tools Based on Mass Spectrometry

AutoflexII MALDI-TOF and Autoflex TOF/TOF for high-success proteomics
Novel APEX®-Qe 7 Tesla Q-q-FTMS with unique integrated *Top ↓ Pro*™ for top-down proteomics
Novel high end ClinProt solution for biomarker discovery & clinical proteomics
Advanced ion traps: the HCT, the advanced quadrupole ion trap product line: HCT Plus, Esquire 4000 and Esquire 6000
Doubling of ESI-Q-q-TOF performance
MicroTOF benchtop ESI-TOF with unique focus option, giving superior 15k resolution
High-performance microflex™ bench-top MALDI-TOF for proteomics applications
Proteomics Research Information Management System, Proteomics RIMS
Metabolic Profiler™, a powerful tool for biomarker discovery & drug development
MassARRAY compact system to address a much larger genotyping market



After evaluating our innovative mass spectrometry introductions, the Frost & Sullivan industry analysts again this year presented a scientific award to Bruker Daltonics, this time the award for product innovation in mass spectrometry.

Discovery Tools for Molecular Structure Determination

MICROSTAR microfocus rotating anode X-ray generator for structural biology
APEX II 4K CCD Detector for molecular structure determination
High throughput biological crystallography tools for structural genomics

Enabling Tools for Advanced Materials Research

Nanostar, a small angle X-ray scattering system: *nanostructure* analysis
Super Speed Solutions™ for materials research and *nanostructure* applications
D8 FOCUS, our new entry-level system for powder diffraction applications
Standard-less EQUA ALL™ solution for energy dispersive x-ray fluorescence



BRUKER BIOSCIENCES CORPORATION
ENABLING TOOLS FOR LIFE SCIENCES AND MATERIALS RESEARCH

FINANCIAL REPORT 2003

BRUKER BIOSCIENCES IS WELL-POSITIONED FOR PROFITABLE GROWTH IN 2004, 2005, AND BEYOND.



Selected Financial Data

On July 1, 2003, we merged with Bruker AXS, a company under common control, and we were the surviving corporation in that merger. We then formed two operating subsidiaries, Bruker Daltonics and Bruker AXS, into which we transferred substantially all of the assets and liabilities, except cash, which formerly belonged to us and Bruker AXS. See Note 5 to the audited financial statements included elsewhere in this report. The consolidated statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2003 and 2002 set forth below has been derived from our audited financial statements included elsewhere in this report and reflect the consolidation of the historical financial results of us and Bruker AXS. The statement of operations data for the year ended December 31, 2000 has been derived by combining amounts from Bruker Daltonics' and Bruker AXS' historical audited financial statements included in each company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The statement of operations data for the year ended December 31, 1999 has been derived by combining amounts from Bruker Daltonics' historical audited financial statements included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Bruker AXS' unaudited financial statements for the year ended December 31, 1999. Through and including September 30, 1999, Bruker AXS' fiscal year ended on September 30, 1999, Bruker AXS' fiscal year ended on September 30. The unaudited financial statements for Bruker AXS for the twelve-month period ended December 31, 1999 were derived by adding the audited financial statements for the three-month period ending December 31, 1999 and the audited twelve-month financial statements ending September 30, 1999, including in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and subtracting the unaudited three-month period ending December 31, 1998. Historical results are not necessarily indicative of future results. The data presented below has been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read in conjunction with the consolidated financial statements and schedule, including the notes, incorporated by reference in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Combined/Consolidated Statements of Operations Data:					
Product revenue	$259,381	$220,440	$174,353	$142,877	$120,780
Other revenue	1,298	218	926	1,830	4,070
Net revenue	260,679	220,658	175,279	144,707	124,850
Total costs and operating expenses	270,360	215,012	173,905	141,870	121,067
Operating (loss) income	(9,681)	5,646	1,374	2,837	3,783
(Loss) income before cumulative effect of change in accounting principle, net of tax	(17,554)	(6,185)	2,687	2,795	1,439
Net (loss) income available to common shareholders	(17,554)	(6,802)	(3,338)	2,795	1,439
Net (loss) income per share available to common shareholders	$ (0.22)	$ (0.09)	$ (0.05)	$ 0.04	$ 0.02
Shares used in computing net (loss) income per share—basic	81,280	77,483	70,360	63,673	59,904
Shares used in computing net (loss) income per share—diluted	81,280	77,483	70,360	64,353	59,904

In 2003, the Company recorded other special charges of $11.7 million in connection with the merger with Bruker AXS. In 2002, the Company recorded a $10.9 million charge due to the write-down of investments in other companies.

	As of December 31,				
	2003	2002	2001	2000	1999
Combined/Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 76,837	$ 99,562	$118,918	$ 97,089	$ 4,825
Working capital	142,025	159,669	166,222	122,770	24,728
Total assets	351,031	342,153	301,164	226,354	107,278
Total debt	44,961	35,768	17,408	26,270	29,586
Other long-term liabilities	13,507	15,881	14,414	22,841	26,854
Total shareholders' equity	202,426	185,398	181,053	126,242	12,541



Market for Registrant's Common Equity,
Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been traded on the Nasdaq National Market® since August 4, 2000, the date that our common stock was first offered to the public. Prior to that time, there was no public market for our common stock. Prior to our merger with Bruker AXS Inc., our common stock traded under the symbol "BDAL." Since the consummation of the merger on July 1, 2003, our common stock has traded under the symbol "BRKR." The following table sets forth, for the period indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.

	High	Low
First Quarter 2004 (through March 17)	$ 6.76	$4.59

	High	Low
First Quarter 2003	$ 5.10	$2.59
Second Quarter 2003	$ 5.69	$2.63
Third Quarter 2003	$ 6.77	$4.36
Fourth Quarter 2003	$ 5.55	$4.20

	High	Low
First Quarter 2002	$18.25	$8.63
Second Quarter 2002	$10.40	$3.93
Third Quarter 2002	$ 6.39	$2.95
Fourth Quarter 2002	$ 6.10	$4.25

As of March 12, 2004, there were approximately 79 holders of record of our common stock. This number does not include the individual beneficial owners of shares held in nominee name or within clearinghouse positions of brokerage firms and banks. The Nasdaq® official close price per share of our common stock on March 12, 2004, as reported by the Nasdaq National Market, was $5.50.

We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. The terms of some of our outstanding indebtedness prohibit us from paying cash dividends.

On August 3, 2000, our registration statement on Form S-1 (No. 333-34820) was declared effective by the Securities and Exchange Commission. Pursuant to the registration statement, we offered and sold 9,200,000 shares of our common stock at an initial public offering price of $13 per share, generating gross offering proceeds of approximately $119.6 million. The managing underwriters were UBS Warburg LLC, CIBC World Markets and Thomas Weisel Partners LLC. In connection with the offering, we incurred $8.4 million in underwriting discounts and commissions, and approximately $1.5 million in other related expenses. The net proceeds from the offering, after deducting the foregoing expenses, were approximately $110.0 million. No payments or expenses were paid to directors, officers or affiliates of the Company or 10% owners of any class of equity securities of the Company. We have used a portion of the net proceeds of the offering to fund our continuing research and development activities, for working capital purposes, facility expansions and other general corporate purposes. Additionally, we have used approximately $7.0 million of the net proceeds to pay off a portion of our outstanding bank debt. The balance is invested in a variety of interest-bearing instruments including investment-grade corporate bonds, commercial paper and money market accounts.

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and schedules and related financial notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Factors Affecting Our Business, Operating Results and Financial Condition" and elsewhere in this report.

OVERVIEW

BRUKER BIOSCIENCES

We are the parent company of Bruker Daltonics Inc. and Bruker AXS Inc. Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry. Bruker AXS is a leading developer and provider of life science and advanced materials research tools based on X-ray technology. In July 2003, we merged with Bruker AXS Inc., a company under common control, and we were the surviving corporation in that merger.

As a result of the merger we believe we can enhance our leading position as a tools provider in the proteomics marketplace. We are attempting to cross-sell our life-science mass spectrometry and X-ray products in order to generate incremental revenues. In addition, we are eliminating redundant public company costs and we expect to reduce other costs through streamlining our support functions. The merger also allowed us to consolidate some of our global production sites as we strive to improve our profitability. Our business strategy includes focusing on innovative product and solution development, while gradually expanding our global distribution and customer support capability.

The merger also created potential challenges and risks for us. Although affiliates, we and Bruker AXS have historically operated our businesses autonomously. We are currently working to integrate select corporate functions and to facilitate communication and cooperation. However, we are not attempting to consolidate research and development, marketing and sales, or production and service of the two operating companies, as we believe that this could be detrimental to both operating companies. In addition, we cannot be certain that we will be able to coordinate previously autonomous departments in accounting, finance, and administrative functions. We must endeavor to expand and integrate certain information and management systems. In addition, the integration process itself could cause disruption in our business. If we are not successful in the integration process, we may not be able to realize all of the cost savings and benefits that were expected to result from the merger.

BRUKER DALTONICS

The performance of our Bruker Daltonics business is driven by its product lines in life-science mass spectrometry and NBC detection. In 2003, Bruker Daltonics continued to gain momentum in life-science mass spectrometry, as many of our earlier product introductions drove continued revenue and market share growth. Our MALDI-TOF/TOF systems continued to do well, as did our new high-capacity ion trap and our unique hybrid Q-q-FTMS. We also experienced favorable customer reception for our new benchtop ESI-TOF system, as well as for our ClinProt™ solution for biomarker discovery and clinical proteomics. We expect to continue our growth in life-science mass spectrometry in 2004.

The positive trends in Bruker Daltonics' sales in 2003 were partially offset by soft sales in NBC detection systems. NBC detection systems are heavily dependent upon large contracts with government agencies. During 2002, Bruker Daltonics recognized revenue on a large contract with the U.S. Army. This contract was not replaced in 2003 with a similar-sized contract and thus, NBC detection sales declined in 2003. We did, however, see improvement in our NBC detection new order booking during 2003 and expect improvement in NBC detection in 2004.

BRUKER AXS

The performance of our Bruker AXS business is driven by its product lines in SCD, XRD, XRF and thermal analyzers. Bruker AXS experienced softness in X-ray system sales in 2003 primarily due to softness in life science, or SCD sales. Increased revenues for our elemental composition and thermal analyzer systems, as well as aftermarket sales, partially offset the decline in life science sales. In the second quarter of 2003, we introduced the MICROSTAR high brilliancy X-ray source in an effort to regain momentum in SCD.

Our core lines in XRD, or materials research, were relatively flat in 2003. In order to regain growth in this market, we introduced new D8 systems with integrated, high-power X-ray source technology originated from the MAC Science acquisition. Combined with our new VANTEC-1™ X-ray detector technology, these new D8 Super Speed™ solutions provide higher speed and sensitivity compared to other available products in the market. We believe that these products will assist our growth throughout 2004.



Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and schedules and the related notes to those statements contained in this Annual Report.

Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations which express that we "believe," "anticipate," "expect" or "plan to," as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 and involve known risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, those factors discussed in "Factors Affecting Our Business, Operating Results and Financial Condition" set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report.

Merger

On April 4, 2003, we entered into a definitive merger agreement with Bruker AXS pursuant to which we acquired all of the outstanding shares of Bruker AXS. The merger was intended to form a leading tools supplier for life science and materials research, with an emphasis on advancing proteomics. The agreement was signed following the unanimous approval of the Board of Directors of each company as well as the unanimous recommendations of independent Special Committees of both companies' boards.

On June 27, 2003, the merger was approved by our shareholders and the shareholders of Bruker AXS, and on July 1, 2003, the merger was consummated. Upon consummation of the merger, each outstanding share of common stock of Bruker AXS was converted into the right to receive, at the election of the holder, either 0.63 of a share of our common stock or consideration intended to be of substantially equivalent value, payable 75% in our common stock and 25% in cash.

In connection with the merger, we formed two operating subsidiaries, Bruker Daltonics and Bruker AXS, into which we transferred substantially all of the assets and liabilities, except cash, which formerly belonged to us and Bruker AXS. As a result of the merger, we have two reportable operating segments: our subsidiaries Bruker Daltonics and Bruker AXS.

The merger represents a business combination of companies under common control due to the majority ownership of both companies by five related individuals as an affiliated shareholder group. As a result, the merger, as it relates to the shares of Bruker AXS owned by these affiliated shareholders (approximately 69%), was accounted for in a manner similar to a pooling-of-interest, or at historical carrying value. The acquisition of the shares of the non-affiliated shareholders (approximately 31%) was accounted for using the purchase method of accounting, or at fair value, in a manner similar to the acquisition of a minority interest. Any excess purchase price of the interest not under common control over the fair value of the related net assets was accounted for as goodwill.

The fair value of the consideration paid for the acquisition of the minority interest was $38.1 million, including cash of $5.4 million, common stock valued at $28.5 million, stock options with a value of $3.0 million and merger transaction costs of $1.2 million. The value of the 9.66 million shares of common stock issued to non-affiliated shareholders in connection with the merger was determined using the closing market price ($2.95) of Bruker Daltonics' stock on the date the terms of the merger were agreed to and announced. The fair value of the stock options issued were determined using the Black-Scholes option-pricing model.

The purchase price for the 31% minority interest acquired has been allocated to the net assets acquired on a pro rata basis in accordance with SFAS No. 141, "Business Combinations." Accordingly, intangible assets acquired were allocated as follows: $1.5 million to existing technology and related patents which have an estimated weighted-average useful life of four years, $0.3 million to customer relationships which have a weighted-average useful life of five years and $0.3 million to trade names which have a weighted-average useful life of ten years.

In addition, $2.5 million of acquired intangible assets was assigned to in-process research and development projects (IPR&D) that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The write-off is included in other special charges on the Consolidated Statements of Operations.

The IPR&D projects included next generation high brilliancy optics and microsources, new X-ray sources for X-ray diffraction and protein crystallography applications, high sensitivity area detector systems and other solution-based technologies and software application projects. At the time of acquisition, these projects were at various stages of completion, ranging from 40-85%. These projects were expected to be completed during 2003 and 2004 at an estimated cost of $1.1 million.

The following table provides information regarding the current status of IPR&D projects and actual costs incurred as of December 31, 2003 (dollars in thousands):

IPR&D Project	Estimated Cost to Complete	Actual Costs Incurred as of December 31, 2003	Estimated Fair Value	Estimated Completion Date
X-ray sources	$ 166	$239	$ 390	Q4 2003
Optics and microsources	111	—	261	Q1 2004
Detector systems	696	468	1,636	Q1 2004
Other	83	35	195	Q2 2004
Total	$1,056	$742	$2,482	

Although we believe these IPR&D projects, when completed, will provide value, we determined there was an absence of technology feasibility and alternative future use for this IPR&D at the time of acquisition. The value assigned to the IPR&D projects was determined using a discounted probable future cash flow analysis. Financial assumptions used to estimate the future cash flows were based on pricing, margins and expense levels from those historically realized by Bruker AXS. A discount rate of 45% was utilized to discount the net cash flows generated from the acquired in-process research and development. The estimates used in valuing the acquired in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

There is minimal risk to us that these projects will not be completed in the timeframes noted above, as the most complex aspects of the projects have already been completed. Since each project will result in technologies that can be individually integrated into our system platforms, we will have greater flexibility in bringing each projects technology to the market.

In conjunction with the merger, we formulated a plan to consolidate some of our production and exit certain activities in our life science X-ray business. The production capacity for the life science systems produced at the Bruker Nonius facility in Delft, The Netherlands, has been outsourced or absorbed within other facilities throughout the Company. As a result of the restructuring activities, we recorded approximately $2.2 million in purchase accounting liabilities and reserves. Approximately $1.5 million, or 69%, of the purchase accounting liabilities and reserves were charged to other special charges or cost of product revenue for inventory reserves and the remaining $0.7 million, or 31%, was included in the allocation of the purchase price as goodwill. The purchase accounting liabilities and reserves included $0.8 million of severance costs for approximately 19 employees, $1.0 million as a reserve for inventory that will no longer be used in production and $0.4 million of costs to upgrade X-ray systems that will no longer be produced and other miscellaneous restructuring costs. We anticipate that severance and other payments payable in connection with the plan will be made within the next 12 months.

Charges against the purchase accounting liabilities and reserves recorded in connection with these activities were as follows (in thousands):

	Severance	Inventory	Customer Upgrades and Other	Total
Balance, July 1, 2003	$765	$1,023	$ 370	$2,158
Cash payment	(41)	—	(171)	(212)
Non-cash charges	—	(822)	—	(822)
Currency impact	78	23	10	111
Balance, December 31, 2003	$802	$ 224	$ 209	$1,235

In addition, we wrote-off the remaining balance of goodwill of $1.5 million and trade names and trademarks of $0.2 million associated with the Bruker Nonius entity because we do not believe that the future cash flows of the remaining Bruker Nonius business or its implied fair value exceeds the carrying amount of goodwill. Approximately $1.2 million, or 69%, of the write-off of goodwill and trade names and trademarks was charged to other special charges and the remaining $0.5 million, or 31%, was included in the allocation of the purchase price as goodwill.



Restructuring Charges

Our subsidiary, Bruker AXS, implemented a restructuring program during the year ending December 31, 2002 in order to reduce costs and improve productivity by eliminating redundant positions, streamlining production and initiating cost reduction programs in all operating areas. As a result, we recorded a restructuring charge of approximately $1,767,000 ($1,043,000, net of tax) in the year ended December 31, 2002. In 2003, we recorded an additional restructuring charge of $122,000. This charge included an increase in the workforce reduction accrual of $294,000 related to additional costs associated with the early retirement program in Germany. This increase was offset by a reduction in the contractual obligations accrual of $172,000 due to the fact that we renegotiated the penalties for terminating a contract for outsourced information technology services.

The following table summarizes the restructuring charge activity and the balance of the restructuring accrual as of December 31, 2003 (in thousands):

	Workforce Reduction	Production Operations	Contractual Obligations	Engineering Inventory	Total
Balance, December 31, 2001	—	—	—	—	—
New charges	$ 458	$ 699	$ 465	$ 145	$1,767
Cash payments	(84)	—	(172)	—	(256)
Non-cash charges	—	(699)	—	(145)	(844)
Currency impact	16	—	20	—	36
Balance, December 31, 2002	390	—	313	—	703
Cash payments	(202)	—	(161)	—	(363)
Other	294	—	(172)	—	122
Currency impact	77	—	20	—	97
Balance, December 31, 2003	$ 559	$ —	$ —	$ —	$ 559

Due to the impact of certain German regulatory requirements applicable to the benefits for our German employees, the workforce reduction accrual will not be fully paid until 2008.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, inventories, long-lived assets, warranty costs, customer advances, pension plan, revenue recognition, income taxes, contingencies and restructuring. We base our estimates on historical experience, current market and economic conditions, and other assumptions that we believe are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following critical accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment.

- Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay amounts due. If the financial condition of our customers were to deteriorate, reducing their ability to make payments, additional allowances would be required, resulting in a decrease in net income.
- Inventories. Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method. We maintain an allowance for excess and obsolete inventory to reflect the expected un-saleable or unrefundable inventory based on an evaluation of slow moving products. If ultimate usage or demand varies significantly from expected usage or demand, additional write-downs may be required, resulting in a decrease in net income.
- Goodwill, other intangible assets, investments in other companies and other long-lived assets. We periodically evaluate goodwill for impairment using market comparables for similar businesses or forecasts of discounted future cash flows. We also review other intangible assets, investments in other companies and other long-lived assets when indication of potential impairment exists, such

as a significant reduction in cash flows associated with the assets. Should the fair value of our long-lived assets decline because of reduced operating performance, market declines, or other indicators of impairment, charges for impairment may be necessary, resulting in a decrease in net income.

- Warranty costs. We normally provide a one-year parts and labor warranty with the purchase of equipment. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, the warranty accrual will increase, resulting in a decreased gross profit.
- Revenue recognition. We recognize revenue from system sales, including hardware with embedded software, when a product is accepted by the customer. As such, revenue recognition is dependent on the timing of shipment and is subject to customer acceptance and readiness. If shipments are not made on scheduled timelines or the products are not accepted by the customer, our reported revenues may differ materially from expectations. When products are sold through an independent distributor, a strategic distribution partner or an unconsolidated affiliated distributor which assumes responsibility for installation, we recognize the system sale when the products are shipped and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return; however, our products are warranted to be free from defect for a period of one year. Revenue from accessories and parts is recognized upon shipment and revenue from services when performed.
- Income taxes. We estimate the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provide a valuation allowance for tax assets and loss carryforwards that we believe will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, we reverse the related valuation allowance. If our actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals of reserves may be necessary.
- Contingencies. We estimate losses on contingencies and provide a reserve for these losses when the losses are probable and estimable. Should the ultimate losses on contingencies and litigation vary from estimates, adjustments to those reserves may be required.
- Restructuring. We record restructuring reserves for severance, inventory obsolescence, contractual obligations and other restructuring costs based on estimates of each of these expenses. Should actual cash flows associated with restructuring costs vary from estimated amounts, adjustments may be required.

RESULTS OF OPERATIONS

The following tables set forth certain items and discussions based on our results of operations for the three years ended December 31, 2003 (dollars in thousands).

Year Ended December 31, 2003 Compared to
Year Ended December 31, 2002

NET REVENUE:

	2003	2002	Change	Percentage Change
Bruker Daltonics	$146,749	$116,368	$30,381	26.1%
Bruker AXS	113,930	104,290	9,640	9.2
Bruker BioSciences	$260,679	$220,658	$40,021	18.1%

Bruker Daltonics' net revenue increased by $30.4 million, or 26.1%, in 2003 compared to 2002. Of this increase, approximately $17.7 million, or 15.2%, resulted from currency fluctuations. Organic growth of 10.9% is primarily due to an increase in mass spectrometry system sales, particularly within our ion trap and TOF product lines, and aftermarket business of consumables and service contracts. We also experienced an increase of $1.1 million in our grant revenue which is the result of the timing of receipts from various projects for early-stage research and development projects funded by grants from the German government. These increases were partially offset by a decline in our NBC detection business. Life science systems revenue, NBC detection systems revenue and aftermarket revenue as a percentage of Bruker Daltonics' product revenue were 72%, 9% and 19%, respectively, in 2003 compared to 70%, 15% and 15%, respectively, in 2002.

Bruker AXS' net revenue increased by $9.6 million, or 9.2%, in 2003 compared to 2002. Of this increase, approximately $12.9 million, or 12.3%, resulted from currency fluctuations. Excluding currency effects, Bruker AXS' net revenue declined 3.1%. The decline in net revenue excluding currency effects was driven by a decline in SCD system sales. This decline was partially offset by increases in XRF system, thermal analyzer and aftermarket revenues. Aftermarket revenues consist of extended warranties and service agreements, replacement parts, accessories, software packages, upgrades, repair calls, support services and training. Analytical X-ray and other systems and aftermarket sales as a percentage of Bruker AXS' product revenue were 70% and 30%, respectively, in 2003 compared to 76% and 24%, respectively in 2002.

COST OF PRODUCT REVENUE:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$ 76,079	52.3%	$ 55,872	48.1%	$20,207	36.2%
Bruker AXS	68,755	60.3	63,114	60.5	5,641	8.9
Bruker BioSciences	$144,834	55.6%	$118,986	54.0%	$25,848	21.7%

Bruker Daltonics' cost of product revenue increased by $20.2 million, or 36.2%, in 2003 compared to 2002. Of this increase, approximately 22.1% is attributable to foreign currency exchange rates. The increase also is driven in part by increased sales. The increase is also attributable to an unprofitable contract with the U.K. Ministry of Defense ("MOD"), which resulted in product revenue of $2.9 million and cost of product revenue of $2.8 million, or a 0.9% increase in cost of product revenues. The remainder of the increase is due to the change in the mix of sales to third party customers and distributors.

Bruker AXS' cost of product revenue increased by $5.6 million, or 8.9%, in 2003 compared to 2002. Of this increase, approximately 11.9% is attributable to foreign currency exchange rates. The net decrease of 3% is partially due to lower sales. Also reducing the cost of product revenues were lower installation and warranty costs and sales to lower cost distributors, as well as improved productivity related to our aftermarket sales. Offsetting in part cost of product revenue improvements during 2003 was a write-off of $1.0 million of inventory resulting from the restructuring of the X-ray life science business. Cost of product revenues as a percentage of product revenues also increased for our X-ray life science systems due to overcapacity in our production operations.

SALES AND MARKETING:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$32,747	22.5%	$26,806	23.1%	$ 5,941	22.2%
Bruker AXS	27,673	24.3	21,340	20.5	6,333	29.7
Bruker BioSciences	$60,420	23.2%	$48,146	21.8%	$12,274	25.5%

Bruker Daltonics' sales and marketing expense increased by $5.9 million, or 22.2%, in 2003 compared to 2002. This increase is primarily due to unfavorable currency effects that resulted in approximately 12.4% of the 22.2% increase. The remainder of the increase is attributable to costs incurred on commissions from higher sales, an increase in headcount and increase in amortization expense related to our demonstration inventory.

Bruker AXS' sales and marketing expense increased by $6.3 million, or 29.7%, in 2003 compared to 2002. This increase is primarily due to unfavorable currency effects that resulted in approximately 14.7% of the 29.7% increase. The increase is also attributable to increased amortization expense related to our additional demonstration inventory and higher commissions to distributors and other representatives due to increased sales through these channels.

GENERAL AND ADMINISTRATIVE:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$ 8,121	5.6%	$ 7,009	6.0%	$1,112	15.9%
Bruker AXS	8,803	7.7	8,265	7.9	538	6.5
Corporate	411	—	—	—	411	100.0
Bruker BioSciences	$17,335	6.7%	$15,274	6.9%	$2,061	13.5%

Bruker Daltonics' general and administrative expense increased by $1.1 million, or 15.9%, in 2003 compared to 2002. This increase is primarily due to currency effects that resulted in 10.2% of the 15.9% increase. The remainder of the increase is due primarily to additional overhead costs for the two new facilities in the U.S. and Germany that were completed at the end of 2002.

Bruker AXS' general and administrative expense increased by $539,000, or 6.5%, in 2003 compared to 2002. This increase is primarily due to currency effects that resulted in 13.1% of the 6.5% increase. The increase also is attributable to increased amortization expense for acquired intangible assets. These increases were offset in part by the elimination of public company costs in the second half of the year as a result of our July 1, 2003 merger.

Bruker BioSciences corporate charges were $411,000 and related to public company costs such as legal fees, audit fees and directors and officers insurance for the second half of the year.

RESEARCH AND DEVELOPMENT:

	2003	Percentage of Product Revenue	2002	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$26,267	18.1%	$20,734	17.9%	$5,533	26.7%
Bruker AXS	11,759	10.3	9,903	9.5	1,856	18.7
Bruker BioSciences	$38,026	14.6%	$30,637	13.9%	$7,389	24.1%

Bruker Daltonics' research and development expense increased $5.5 million, or 26.7%, in 2003 compared to 2002. This increase is attributable primarily to increased investment in research and development which we expect to result in new product introductions in 2004 and 2005. A large research and development project that is being funded in part by a research and development grant in Germany also contributed to the increase. Bruker Daltonics receives income of 50% on the actual expenses incurred on behalf of this grant that is recorded in other revenue in the Consolidated Statement of Operations. The grant is expected to continue into 2004. Netting the grant revenue received in 2003 against total research and development expense for the year, Bruker Daltonics' research and development expense as a percent of product revenue would have been 17.2%. The remainder of the change is due to currency effects resulting in approximately 16.5% of the 26.7% increase.

Bruker AXS' research and development expense increased $1.9 million, or 18.7%, in 2003 compared to 2002. This increase relates to currency effects that resulted in approximately 11.8% of the 18.7% increase. Additionally, there was an increase in licensing fees paid to a third-party software developer. This increase was offset in part by a reduction in headcount and the timing of the purchasing of materials.

We project and track our research and development expenditures by project only on a selective basis. For example, we identified research and development expenditures for IPR&D. As such, we are not able to estimate the expenditure requirements to complete our research and development projects currently in process. We do expect that future research and development expenditures will be consistent with historical levels of research and development expenditures.

Reversal of Liability Accrual. Bruker BioSciences reversed a liability accrual of $1.9 million in the year ended December 31, 2003. During the third quarter of 2001, Bruker Daltonics had a reserve of $1.7 million for liquidated damages pursuant to a contract with the U.K. Ministry of Defense ("MOD"). We disputed the applicability of liquidated damages and believed that we were owed additional development funding by the MOD. During the fiscal year ended December 31, 2003, our Swiss and German subsidiaries delivered product which met the specifications of the contract. As such, we have an understanding with the MOD such that it will not pursue any further claims for liquidated damages, other than those previously paid, pursuant to the contract and that we will not pursue our claims for the recovery of additional research and development expenses incurred in connection with the contract. Therefore, the reserve of $1.9 million for liquidated damages was reversed during the second quarter of 2003.

Other Special Charges. Other special charges for the year ended December 31, 2003 were $11.7 million compared to $2.0 million in 2002. During the fiscal year ended December 31, 2003, we incurred $11.7 million of merger related charges, including cash charges for merger transaction costs of $6.4 million and cash restructuring charges of $0.9 million incurred in conjunction with the consolidation of manufacturing sites. The 2003 merger related costs also included the non-cash charges for write-off of acquired in-process research and development of $2.5 million, goodwill and other intangibles write-off of $1.2 million and impairment charges of $0.7 million related to acquired assets. Bruker Daltonics incurred $2.9 million of other special charges mainly for merger transaction costs. Bruker AXS incurred $8.8 million for the remaining special charges in connection with the merger.

Interest and Other Income (Expense), Net. Interest and other income (expense) for the year ended December 31, 2003 was $1.0 million, compared to $(9.3) million in 2002. The difference relates primarily to a $(10.9) million charge we incurred during 2002 relating to the write-down of our investments in certain proteomics content companies. In addition, part of the increase is due to appreciation on the fair value of derivative financial instruments. These increases were offset in part by lower interest income, which has declined as a result of the lower interest earned on our cash and short-term investments during 2003, lower gains on foreign currency transactions and a loss on disposal of equipment.

Minority Interest in Consolidated Subsidiaries. Minority interest in consolidated subsidiaries for the year ended December 31, 2003 was $(853,000) compared to $(212,000) in 2002. The minority interest in subsidiaries represents the minority shareholders' proportionate share of net income (loss) for the fiscal year ended December 31, 2003 and 2002. For the twelve months ended December 31, 2003 and 2002, the minority interest relates primarily to the proportionate share of net loss for minority shareholders of 31% of Bruker AXS Inc. for the first six months of 2003 and for the year 2002, as well as 25% of Baltic Scientific since our acquisition in April 2003 and 49% of InCoatec GmbH since our acquisition in February 2002.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2003 was $9.7 million, compared to $2.8 million in 2002. The effective tax rate was 112% for the year ended December 31, 2003, compared to 77% for 2002. The income tax provision is determined by applying an estimated effective tax rate to income before income taxes. The estimated effective income tax rate is based on the Company's pretax income, permanent book/tax differences and tax credits. The significant variation from the customary effective tax rate of approximately 38% is due to the valuation allowance of $9.6 million recorded against deferred tax assets. A full valuation allowance was recorded against the deferred tax assets in the U.S. due to cumulative losses incurred in the U.S. in recent years. In addition, we did not record a tax benefit on $6.4 million of merger related charges including acquired research and development, merger transaction costs, restructuring charges, write-off of goodwill and other intangible assets, and the impairment of acquired assets for 2003.

Cumulative Effect of Change in Accounting Principle. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002. Under the transitional provisions of SFAS No. 142, we tested goodwill and intangible assets with indefinite useful lives for impairment as of January 1, 2002 pursuant to the method prescribed by SFAS No. 142. We completed the transitional impairment tests in the third quarter of 2002, which resulted in recording an impairment loss of $1.0 million ($0.6 million, net of tax). In accordance with the transitional provisions of SFAS No. 142, the impairment loss was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. The goodwill impairment loss related to our Bruker Nonius reporting unit of Bruker AXS, which was acquired in April 2001. Changes in the market and economic conditions since the date of acquisition resulted in an impairment to the goodwill allocated to Bruker Nonius.

Year Ended December 31, 2002 Compared to
Year Ended December 31, 2001

NET REVENUE:

	2002	2001	Change	Percentage Change
Bruker Daltonics	$116,368	$ 92,691	$23,677	25.5%
Bruker AXS	104,290	82,588	21,702	26.3
Bruker BioSciences	$220,658	$175,279	$45,379	25.9%

Bruker Daltonics' net revenue increased by $23.7 million, or 25.5%, in 2002 compared to 2001. Of this increase, approximately $4.6 million, or 5.0%, resulted from currency fluctuations. The increase in total product revenue is related to continuing growth of all our life science product lines. During 2002, we also saw significant growth in our NBC detection system sales due to a large CBMS contract, in excess of $10.0 million, for the U.S. Army. Life science systems revenue, NBC detection systems revenue and aftermarket revenue as a percentage of product revenue were 70%, 15% and 15%, respectively, in 2002 as compared to 74%, 10% and 16%, respectively, in 2001.

Bruker AXS' net revenue increased by $21.7 million, or 26.3%, in 2002 compared to 2001. Of this increase, approximately $8.3 million related to our X-ray diffraction systems; specifically, the market's acceptance of the D8 DISCOVER CC and D4 ENDEAVOR accompanied by strong sales of our existing D8 ADVANCE. In addition, the S4 PIONEER, an X-ray fluorescence system, was introduced in the fourth quarter of 2001 and resulted in an increase in sales of $4.7 million. Approximately $4.7 million of the increase in sales related to our acquisition of MAC Science. The remainder of the increase was due primarily to a $3.2 million increase in aftermarket and other sales. Aftermarket and other sales consist of extended warranty and service agreements, replacement parts, accessories, software packages, upgrades, repair calls, support services and training. Currency fluctuations on net sales for the fiscal year ended December 31, 2002 had a favorable impact of $3.4 million, or 4.1%, on our revenues. Analytical X-ray and other systems and aftermarket sales as a percentage of product revenue were 76% and 24%, respectively, in 2002 compared to 73% and 27%, respectively, in 2001.

COST OF PRODUCT REVENUE:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$ 55,872	48.1%	$43,588	47.5%	$12,284	28.2%
Bruker AXS	63,114	60.5	51,063	61.8	12,051	23.6
Bruker BioSciences	$118,986	54.0%	$94,651	54.3%	$24,335	25.7%

Bruker Daltonics' cost of product revenue increased by $12.3 million, or 28.2%, in 2002 compared to 2001. This increase is attributable to the increase of our inventory reserve by approximately $700,000. The increase in the reserve mainly related to items within our slower growth product lines, including the NBC detection business. Excluding this charge, our 2002 cost of product revenue would have been approximately 47.5%.

Bruker AXS' cost of product revenue increased by $12.1 million, or 23.6%, in 2002 compared to 2001. This increase was due to the overall growth in system sales. In addition, approximately $2.8 million of this increase was due to the acquisition of MAC Science. Further, currency fluctuations increased our cost of sales by approximately $2.1 million as compared to the prior year. The gross margin on sales was 39.5% in 2002 compared to 38.2% in 2001. The improvement in gross margin was driven particularly by improved performance in our APEX and PROTEUM single crystal diffraction product lines. In addition, our redesign to cost initiatives improved our margins in our X-ray diffraction systems, particularly our D8 products.

SALES AND MARKETING:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$26,806	23.1%	$21,711	23.7%	$5,095	23.5%
Bruker AXS	21,340	20.5	16,792	20.3	4,548	27.1
Bruker BioSciences	$48,146	21.8%	$38,503	22.1%	$9,643	25.0%

Bruker Daltonics' sales and marketing expense increased by $5.1 million, or 23.5%, in 2002 compared to 2001. This increase relates primarily to significant new product introductions during the first and second quarters of 2002 and the cost associated with the rollout of these products and a general increase in our business. The decline as a percentage of product revenues is related to our increasingly effective leveraging of our selling and marketing expenses against the increase in product revenues.

Bruker AXS' sales and marketing expense increased by $4.5 million, or 27.1%, in 2002 compared to 2001. This increase was primarily due to an increase in sales commissions and employee costs due to higher sales levels. In addition, approximately $0.9 million of this increase related to the acquisition of MAC Science. Currency fluctuations increased marketing and selling expenses by $0.8 million.

GENERAL AND ADMINISTRATIVE:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$ 7,009	6.0%	$ 6,007	6.5%	$1,002	16.7%
Bruker AXS	8,265	7.9	5,298	6.4	2,967	56.0
Bruker BioSciences	$15,274	6.9%	$11,305	6.5%	$3,969	35.1%

Bruker Daltonics' general and administrative expense increased by $1.0 million, or 16.7%, in 2002 compared to 2001. Although general and administrative expenses as a percentage of product revenue decreased, general and administrative expenses have remained relatively consistent with the overall increased sales growth of Bruker Daltonics. The increase in the total amount of general and administrative expenses relates to an increase in costs incurred in 2002 associated with several business development projects.

Bruker AXS' general and administrative expense increased by approximately $3.0 million, or 56.0%, in 2002 compared to 2001. This increase was due to approximately $1.7 million of costs related to being a public company, including insurance, legal fees, filing fees and other costs. In addition, approximately $0.5 million of this increase related to the acquisition of MAC Science. Currency fluctuations increased general and administrative expenses by $0.2 million.

RESEARCH AND DEVELOPMENT:

	2002	Percentage of Product Revenue	2001	Percentage of Product Revenue	Change	Percentage Change
Bruker Daltonics	$20,734	17.9%	$18,468	20.1%	$2,266	12.3%
Bruker AXS	9,903	9.5	7,744	9.4	2,159	27.9
Bruker BioSciences	$30,637	13.9%	$26,212	15.0%	$4,425	16.9%

Bruker Daltonics' research and development expense increased by approximately $2.3 million, or 12.3%, in 2002 compared to 2001. The overall dollar increase relates to the development of certain new projects, which were incorporated into our product line throughout 2003. Although research and development expense increased, research and development expense as a percentage of product revenue decreased. This decline in research and development expense as a percentage of product revenues is in line with our business strategy and due primarily to increased product revenue.

Bruker AXS' research and development expense increased by approximately $2.2 million, or 27.9%, in 2002 compared to 2001. Approximately $1.7 million of the increase was due to the expansion of research and development projects, specifically material purchases for these projects. In addition, research and development expenses increased by $0.5 million due to the acquisition of MAC Science. Currency fluctuations increased research and development expenses by $0.3 million. As a percentage of net sales, research and development expenses increased to 9.5% for the year ended December 31, 2002 from 9.4% for the year ended December 31, 2001.

We project and track our research and development expenditures by project only on a selective basis. For example, we identify research and development expenditures for IPR&D. As such, we are not able to estimate the expenditure requirements to complete our research and development projects currently in process. We do expect that future research and development expenditures will be consistent with historical levels of research and development expenditures.

Other Special Charges. Other special charges were $2.0 million in 2002 compared to $3.2 million in 2001.

Bruker Daltonics' other special charges for 2002 consist of a $700,000 charge to increase a contract reserve for the cost of completing an existing contract with the U.K. Ministry of Defense as well as a $500,000 charge related to a restructuring charge which was primarily related to a workforce reduction of approximately 50 employees. The charge consisted primarily of employee severance, professional fees and outplacement services. During the second quarter of 2002, the Company booked approximately $1.5 million for these anticipated costs, and then recorded a credit of approximately $1.0 million against this reserve during the third and fourth quarters of 2002 to reflect a revised estimate for the actual employee severance costs. In 2002, there was also a $1.0 million credit relating to a reversal of a previously established reserve from our patent litigation with Thermo Finnigan. The reserve was reduced by $1.0 million during 2002 as a result of the final settlement of this litigation.

In addition, as Bruker Daltonics reported for the third quarter of 2001, we recorded a loss on provision charge of $1.5 million in connection with liquidated damages pursuant to the MOD contract. At December 31, 2001, the balance was $1.7 million due to foreign currency adjustments. As discussed previously, these issues have been resolved. This charge was offset by a litigation credit of $1.9 million.

Bruker AXS, in the third quarter of 2002, implemented a restructuring program to reduce costs and improve productivity by eliminating redundant positions, streamlining production and initiating cost reduction programs in all operating areas. As a result, we recorded a restructuring charge of approximately $1.8 million ($1.0 million, net of tax). Of the total restructuring charge, approximately $0.5 million related to involuntary and voluntary employee termination benefits for personnel reductions in all operating areas. Under the restructuring program, we reduced our workforce by approximately 19 employees, or approximately 5% of the total workforce in the United States, Germany and United Kingdom. The restructuring charge also included approximately $0.7 million for the write-off of property and equipment as a result of ceasing production at a facility located in the United Kingdom. Beginning in the fourth quarter of 2002, all products that were produced in the United Kingdom are being produced at the production facility in Germany. In addition, approximately $0.5 million of the restructuring charge consisted of penalties for terminating contracts for outsourced inventory and information technology services which we now provide internally. The remaining $0.1 million consisted of engineering inventory that was written off as a result of the termination of a research and development project.

In 2001, Bruker AXS wrote-off $3.6 million of in-process research and development costs related to the acquisition of Bruker Nonius.

Interest and Other Income (Expense), Net. Interest and other income (expense) for the year ended December 31, 2002 was $(9.3) million, compared to $2.3 million in 2001. The increase in expenses relates to a $(10.9) million write-down of our investments in three non-affiliated proteomics companies as well as a foreign currency exchange loss for the year of $1.5 million. During the year, we earned interest income of approximately $1.8 million and paid approximately $(1.3) million in interest expense. Our interest income on our short-term investments declined in 2002 due to the use of cash to complete the expansion of our United States and Germany facilities as well as due to a reduced rate of return.

Minority Interest in Consolidated Subsidiaries. Minority interest in consolidated subsidiaries of $(212,000) and $(427,000), on the statement of operations for the year ended December 31, 2002 and 2001, primarily represents the minority public shareholders' proportionate share of net loss for 31% of Bruker AXS for 2002 and 2001, as well as 49% of InCoatec GmbH since February 2002.

Provision for Income Taxes. The provision for income taxes increased $1.4 million, or 98.6%, to $2.8 million compared to $1.4 million in 2001. The effective tax rate was 77% for the year ended December 31, 2002 and 38% for 2001. The income tax provision is determined by applying an estimated effective tax rate to income before income taxes. The estimated effective income tax rate is based on the Company's pretax income, permanent book/tax differences and tax credits. The significant variation from the customary effective tax rate rate of approximately 38% is primarily due to recording a valuation allowance on our deferred tax assets for the write-down of investments in other companies and foreign tax credits.

Cumulative Effect of Change in Accounting Principle. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002. Under the transitional provisions of SFAS No. 142, we tested goodwill and intangible assets with indefinite useful lives for impairment as of January 1, 2002 pursuant to the method prescribed by SFAS No. 142. We completed the transitional impairment tests in the third quarter of 2002, which resulted in recording an impairment loss of $1.0 million ($0.6 million, net of tax). In accordance with the transitional provisions of SFAS No. 142, the impairment loss was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. The goodwill impairment loss related to our Bruker Nonius reporting unit of Bruker AXS, which was acquired in April 2001. Changes in the market and economic conditions since the date of acquisition resulted in an impairment to the goodwill allocated to Bruker Nonius.

LIQUIDITY AND CAPITAL RESOURCES

Presently, we anticipate that our existing capital resources will meet our operating and investing needs at least through the end of 2004. As of December 31, 2003, we had cash and cash equivalents of $62.6 million and working capital of $142.0 million. Historically, we have financed our growth through a combination of debt financing and issuance of common stock.

As of December 31, 2003, the Company has approximately $22.2 million of net operating loss carryforwards available to reduce future taxable income. These losses have various expiration dates through 2023. The Company also has research and development tax credits of approximately $2.7 million available to offset future tax liabilities that expire at various dates through 2023.

During the fiscal year ended December 31, 2003, net cash used in operating activities was $6.1 million, which improved in comparison to net cash of $10.7 million used in operating activities during the fiscal year ended December 31, 2002. This was primarily due to our accounts receivable and inventory growing at a slower rate than our sales volume. We have made improvements in our cash collection efforts for accounts receivable and have more efficiently managed our inventories by reducing our lead times. Our improvements in accounts receivable and inventories were offset by decreases in other current liabilities, primarily income taxes payable, contingent liabilities and customer advances. Our use of cash during the year ended December 31, 2002 was primarily due to increases in accounts receivable and inventories related to sales growth. During the year ended December 31, 2001, we used $13.6 million in cash flow from operations. Our use of cash was primarily due to increases in accounts receivable and inventories. These increases were partially offset by increased accounts payable and other current liabilities.

For the year ended December 31, 2003, cash flow used for investing activities totaled $10.4 million, compared to $17.3 million cash generated for the year ended December 31, 2002. We used $5.5 million of cash during the fiscal year ended December 31, 2003 for capital expenditures, which were principally related to improvements of existing assets. In 2004, we expect to continue to make capital investments which will focus on enhancing the efficiency of our operations and supporting our growth. In 2003, we also used $5.5 million of cash in the purchase of businesses and minority interest related to our merger with Bruker AXS Inc.

Cash flow used in financing activities totaled $8.1 million for the year ended December 31, 2003, compared to $19.0 million cash generated for the year ended December 31, 2002. We used $10.8 million for a cash payment to our shareholders in connection with the Bruker AXS Inc. merger. In December 2002, we entered into a demand revolving line of credit with Citizens Bank in the United States in the amount of $2.5 million. This line, which is secured by portions of our inventory, receivables and equipment in the United States, is used to support working capital and has no expiration date. We also maintain revolving lines of credit of approximately $30.4 million with German banks and Japanese banks. Both of the German and Japanese lines of credits are unsecured. As of December 31, 2003, there was approximately $16.4 million outstanding on our U.S., German, and Japanese lines of credit. Bruker AXS has an interest rate swap that, until January 1, 2003, was designated as an effective hedge for accounting purposes. Bruker AXS pays a 4.6% fixed rate of interest and receives a variable rate of interest based on the Bond Market Association Municipal Swap Index. The contract has a $2.2 million notional value which decreases in conjunction with the IRB payment schedule until the swap and IRB agreements terminate at December 2013.

We have both short-term and long-term notes payable with outstanding balances aggregating $28.6 million as of December 31, 2003. The interest rates on our notes payable range from 1.00% to 5.10%.

In connection with some of our outstanding debt, we are required to maintain certain financial ratios and meet other financial criteria. Additionally, we are subject to a variety of restrictive covenants that require bank consent if not met. As of December 31, 2003, the latest measurement date, we were in compliance with all financial covenants.

In 2002, we repurchased 457,200 shares of Bruker Daltonics Inc. common stock and 192,422 shares of Bruker AXS Inc. common stock, at an average price of $5.10 and $3.93, respectively, in accordance with the terms of our stock repurchase plans. The Bruker AXS Inc. share number is a post-merger number which gives effect to the merger share exchange ratio. Our stock repurchase plan, announced August 26, 2002, authorizes us to repurchase up to one million shares of our common stock. During the fiscal year ended December 31, 2003, we did not repurchase any shares.

In July 2003, we increased our outstanding shares by 31.5 million to 86.0 million due to the merger with Bruker AXS. In conjunction with the merger, we paid $16.3 million to Bruker AXS shareholders who elected to receive 25% of their outstanding shares in cash. See Note 5 for further details regarding the merger.

Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes, competition and technological developments in the market. We estimate our future capital expenditures to be approximately $5.5 million for 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments are included in the following table as of December 31, 2003 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term borrowings	$16,369	$16,369	$ —	$ —	$ —
Operating lease obligations	7,266	2,214	3,667	1,385	—
Long-term debt	28,592	2,218	2,449	15,314	8,611
Pension	6,886	—	11	180	6,695
Total	$59,113	$20,801	$6,127	$16,879	$15,306

Disclosures regarding these obligations are located in our Financial Statements included in this Annual Report on Form 10-K.

TRANSACTIONS WITH RELATED PARTIES

We are affiliated, through common shareholders, with several other entities which use the Bruker name. Pursuant to an omnibus sharing agreement with our affiliates, we have entered into sharing agreements with our affiliates which provide for the sharing of specified intellectual property rights, services, facilities and other related items.

Sales to related parties which are not subsidiaries of Bruker BioSciences are included in the consolidated financial statements. Such related parties are affiliated sales offices in countries in which we do not have our own distribution network. As such, these sales were primarily for resale of our products only. Sales to related parties are at commercially reasonable arm's length conditions and pricing. These sales amounted to $13.0 million, $16.6 million and $9.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, we made purchases of products from affiliated entities of $7.1 million, $5.3 million and $3.5 million in the years ended December 31, 2003, 2002 and 2001, respectively.

We share various general and administrative expenses for items including umbrella insurance policies, accounting services and leases with various related parties. These general and administrative expenses amounted to $1.4 million, $1.2 million and $1.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has investments in three non-affiliated companies. The Company recognized sales to these companies, GeneProt, Inc., Cengent Therapeutics and Affinium Pharmaceuticals Inc., of approximately $2.1 million, $0, and $34,000, respectively in 2003, $510,000, $0 and $194,000, respectively, in 2002, and $6.0 million, $300,000 and $400,000, respectively, in 2001. We believe these sales were made under arm's length conditions and in the normal course of business. We made no purchases from any of these companies in 2003, 2002 or 2001.

On November 28, 2002, we issued 109,800 shares of restricted common stock, par value $0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and, at the time, a Director of Bruker Daltonics Inc., valued at approximately $593,000 and cash of $593,000, in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of that act.

The Company paid $1.4 million, $849,000 and $1.0 million to a law firm in which one of its directors is a partner.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are potentially exposed to market risk associated with changes in foreign exchange and interest rates for which we selectively use financial instruments to reduce related market risks. An instrument will be treated as a hedge if it is effective in offsetting the impact of volatility in our underlying exposure. We have also entered into instruments which are not effective derivatives under the requirements of SFAS No. 133 and therefore such instruments are not designated as hedges. All transactions are authorized and executed pursuant to policies and procedures. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation.

Impact of Foreign Currencies

We sell products in many countries, and a substantial portion of sales, costs and expenses are denominated in foreign currencies, principally in the euro. In 2003, the U.S. dollar continued to weaken against the euro. This significantly increased our consolidated revenue growth by $30.5 million, or 13.8%, as expressed in U.S. dollars. In the first three months of 2002, the U.S. dollar was strengthening against the euro. However, this trend reversed during the second half of 2002, as the U.S. dollar weakened against the euro. Therefore, during the year ended December 31, 2002, fluctuations in foreign currencies had only a minimal impact on our consolidated revenue growth rate, as expressed in U.S. dollars.

While we may, from time to time, hedge specifically identified cash flows in foreign currencies using forward contracts, this foreign currency activity historically has not been material. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. At December 31, 2003 and 2002, there were no foreign currency forward contracts outstanding. Additionally, there were no material non-functional currency denominated financial instruments that would expose us to foreign exchange risk outstanding at December 31, 2003 and 2002.

Historically, realized foreign exchange gains and losses have been material. Realized foreign exchange gains (losses) were approximately $1.2 million, $1.5 million and $(263,000) for the fiscal year ended December 31, 2003, 2002 and 2001, respectively. As we expand internationally, we will evaluate currency risks and may continue to enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

We have entered into foreign-denominated debt obligations. The currency effects of the debt obligations are reflected in the other income (expense) line on the statement of operations.

We also have foreign-denominated intercompany borrowing arrangements with our Bruker AXS GmbH subsidiary in Germany that impacted our transaction gains and losses, and intercompany borrowing arrangements with our Bruker Nonius subsidiary in The Netherlands that affected accumulated other comprehensive income. A 10% increase or decrease of the respective foreign exchange rate with our Bruker Nonius subsidiary in The Netherlands would result in a change in accumulated other comprehensive income (loss) of approximately $1.1 million or $(0.9) million, respectively. A 10% increase or decrease of the respective foreign exchange rate with Germany would result in a transaction gain (loss) of approximately $0.5 million or $(0.4) million, respectively.

Impact of Interest Rates

Our exposure related to adverse movements in interest rates are derived primarily from outstanding floating rate debt instruments that are indexed to short-term market rates and cash equivalents. Our objective in managing our exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, we use a fixed rate agreement to adjust a portion of our debt, as determined by management, that is subject to variable interest rates.

In the U.S., we have entered into an interest rate swap arrangement to limit the interest rate exposure on our $2.2 million industrial revenue bond to a fixed rate of 4.6%. We pay a 4.6% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index on a $2.2 million notional amount. Net interest payments or receipts are recorded as adjustments to interest expense. In addition, the instrument is recorded at fair market value on our balance sheet, and changes in the fair market value are recorded in current earnings. The fair value of the instrument was a liability of approximately $109,000 and $133,000, net of tax at December 31, 2003 and December 31, 2002, respectively.

In April 2002, we entered into two derivative financial instruments, a cross currency interest rate swap and an interest rate swap. The cross currency interest rate swap of 2 million euro secures a fixed interest rate of 1.75% per annum until January 4, 2012. The interest rate swap of 3 million euro reduces the 6-month EURIBOR rate by 1.80% per annum until January 4, 2007. We entered into the financial instruments to manage our exposure to interest rates and foreign exchange risk. During the fiscal year ending December 31, 1999, we entered into three financial instruments, an interest rate cap, an interest rate swap and a cross currency interest rate swap. By entering into these financial instruments, we obtained the right to borrow money at lower rates of interest. We continue to hold these financial instruments until we elect to exercise the options to borrow the money. Until the instruments become an effective hedge, the instruments are considered speculative and are marked-to-market. The fair value of the instruments (appreciated) depreciated $(466,000) and $264,000 for the fiscal year ended December 31, 2003 and 2002, respectively. The fair value of the instruments was an asset (liability) of approximately $151,000 as of December 31, 2003 and $(315,000) as of December 31, 2002.

A 10% increase or decrease in the average cost of our variable rate debt would not result in a material change in pre-tax interest expense.

Inflation

We do not believe inflation has had a material impact on our business or operating results during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 were originally required to be applied for the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003, for those arrangements involving special purpose entities entered into prior to February 1, 2003. All other arrangements within the scope of FIN 46 are subject to its provisions beginning in 2004. The Company adopted FIN 46, as required, with no material impact to its consolidated financial position or results of operations. The Company does not believe that the adoption of the remaining provisions of FIN 46 in 2004 will have a material impact on its financial position or results of operations.



Report of Independent Auditors

The Board of Directors and Shareholders
Bruker BioSciences Corporation

We have audited the accompanying consolidated balance sheets of Bruker BioSciences Corporation (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Bruker AXS Inc., a wholly-owned subsidiary, which statements reflect total assets of $139,051,000 as of December 31 2002 and total revenues of $104,290,000 and $82,588,000 for the years ended December 31, 2002 and 2001, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph that describes the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Our opinion, insofar as it relates to the amounts included for Bruker AXS Inc. as of December 31, 2002 and for the two years then ended, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bruker BioSciences Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Ernst & Young LLP

Boston, Massachusetts
February 27, 2004



Report of Independent Accountants

To the Board of Directors and Shareholders
of Bruker AXS Inc.:

In our opinion, the consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows of Bruker AXS Inc. and its subsidiaries (not presented separately herein) present fairly, in all material respects, the financial position at December 31, 2002 and the results of their operations and their cash flows for the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of Bruker AXS Inc. and its subsidiaries (not presented separately herein) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements of Bruker AXS Inc. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Bruker AXS Inc. adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.



Milwaukee, Wisconsin
February 25, 2003



Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,	
	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 62,642	$ 84,811
Short-term investments	14,195	14,751
Accounts receivable, less allowances for doubtful accounts of $1,932 in 2003 and $1,087 in 2002	54,689	47,984
Inventories	110,052	101,836
Other current assets	9,047	7,180
Total current assets	250,625	256,562
Property and equipment, net	81,354	73,249
Restricted cash	155	128
Goodwill and other intangible assets	12,643	3,343
Other assets	6,254	8,871
Total assets	$351,031	$342,153
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings	$ 16,369	$ 11,811
Current portion of long-term debt	2,218	6,599
Accounts payable	22,520	20,656
Customer advances	23,193	25,815
Due to affiliated companies	2,389	1,790
Other current liabilities	41,911	30,222
Total current liabilities	108,600	96,893
Long-term debt	26,374	17,358
Other long-term liabilities	6,621	11,023
Accrued pension	6,886	4,858
Minority interest in consolidated subsidiaries	124	26,623
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Common stock, $.01 par value, 150,000,000 shares authorized, 86,462,791 and 76,988,116 shares issued at December 31, 2003 and 2002, respectively	865	770
Additional paid-in capital	201,781	180,584
Accumulated (deficit) earnings	(14,359)	4,410
Treasury stock, at cost, 457,200 shares and 649,622 shares at December 31, 2003 and 2002, respectively	(2,332)	(3,088)
Accumulated other comprehensive income	16,471	2,722
Total shareholders' equity	202,426	185,398
Total liabilities and shareholders' equity	$351,031	$342,153

The accompanying notes are an integral part of these financial statements.



Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Product revenue	$259,381	$220,440	$174,353
Other revenue	1,298	218	926
Net revenue	260,679	220,658	175,279
Costs and operating expenses:			
Cost of product revenue	144,834	118,986	94,651
Sales and marketing	60,420	48,146	38,503
General and administrative	17,335	15,274	11,305
Research and development	38,026	30,637	26,212
Reversal of liability accrual	(1,929)	—	—
Other special charges	11,674	1,969	3,234
Total costs and operating expenses	270,360	215,012	173,905
Operating (loss) income	(9,681)	5,646	1,374
Interest and other income (expense), net	998	(9,262)	2,286
(Loss) income before provision for income taxes, minority interest in consolidated subsidiaries and cumulative effect of change in accounting principle	(8,683)	(3,616)	3,660
Provision for income taxes	9,724	2,781	1,400
(Loss) income before minority interest in consolidated subsidiaries and cumulative effect of change in accounting principle	(18,407)	(6,397)	2,260
Minority interest in consolidated subsidiaries	(853)	(212)	(427)
(Loss) income before cumulative effect of change in accounting principle	(17,554)	(6,185)	2,687
Cumulative effect of change in accounting principle, net of taxes	—	(617)	—
Net (loss) income	(17,554)	(6,802)	2,687
Convertible preferred stock accretion	—	—	(833)
Beneficial conversion feature	—	—	(5,192)
Net loss available to common shareholders	$ (17,554)	$ (6,802)	$ (3,338)
Basic and diluted loss per share:			
Loss before cumulative effect of change in accounting principle, net of taxes	$ (0.22)	$ (0.08)	$ (0.05)
Cumulative effect of change in accounting principle, net of taxes	—	(0.01)	—
Net loss per share available to common shareholders	$ (0.22)	$ (0.09)	$ (0.05)
Shares used in computing net loss per share—basic and diluted	81,280	77,483	70,360

The accompanying notes are an integral part of these financial statements.



Consolidated Statements of Shareholders' Equity

and Comprehensive Income (Loss)

(in thousands, except per share data)

	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at December 31, 2000	69,183,522	$692	$120,318	$ 8,525	$ —	$ (3,293)	$126,242
Stock compensation related to stock options issued to non-employees	—	—	396	—	—	—	396
Stock compensation related to modification of stock options	—	—	19	—	—	—	19
Preferred stock accretion	—	—	(575)	—	—	—	(575)
Issuance of common stock for investments in other companies	126,392	2	1,725	—	—	—	1,727
Stock options exercised	43,100	—	227	—	—	—	227
Tax benefit of stock options exercised	—	—	152	—	—	—	152
Issuance of common stock in initial public offering, net of issuance costs	3,912,300	39	36,247	—	—	—	36,286
Conversion of redeemable pre–ferred stock to common stock	3,009,462	30	15,909	—	—	—	15,939
Comprehensive (loss) income:							
Foreign currency translation adjustments	—	—	—	—	—	(2,077)	(2,077)
Unrealized gain on short-term investment	—	—	—	—	—	59	59
Transition adjustment related to the adoption of SFAS No. 133, net of tax benefit of $4	—	—	—	—	—	(14)	(14)
Changes in fair value of financial instrument designated as a hedge of interest rate exposure, net of tax benefit of $5	—	—	—	—	—	(15)	(15)
Net income	—	—	—	2,687	—	—	2,687
Net comprehensive income							640
Balance at December 31, 2001	76,274,776	763	174,418	11,212	—	(5,340)	181,053
Stock compensation related to stock options issued to non-employees	—	—	(149)	—	—	—	(149)
Stock compensation related to modification of stock options	—	—	49	—	—	—	49
Issuance of common stock for investments in other companies	109,800	1	592	—	—	—	593
Stock options exercised	16,995	—	57	—	—	—	57
Tax benefit of stock options exercised	—	—	10	—	—	—	10

(continued)



Consolidated Statements of Shareholders' Equity

and Comprehensive Income (Loss)

(in thousands, except per share data)

	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Issuance of common stock, net of issuance costs	586,545	6	5,607	—	—	—	5,613
Purchase of treasury stock	—	—	—	—	(3,088)	—	(3,088)
Comprehensive (loss) income:							
Foreign currency translation adjustments	—	—	—	—	—	8,145	8,145
Unrealized gain on short-term investment	—	—	—	—	—	(20)	(20)
Changes in fair value of financial instrument designated as a hedge of interest rate exposure, net of tax benefit of $20	—	—	—	—	—	(63)	(63)
Net income	—	—	—	(6,802)	—	—	(6,802)
Net comprehensive income							1,260
Balance at December 31, 2002	76,988,116	770	180,584	4,410	(3,088)	2,722	185,398
Shares issued in connection with the purchase of minority interest	9,662,624	97	28,458	—	—	—	28,555
Retirement of Bruker AXS Inc. treasury stock	(192,422)	(2)	(754)	—	756	—	—
Deemed dividend in connection with the Bruker AXS Inc. merger	—	—	(9,571)	(1,215)	—	—	(10,786)
Stock options issued in connection with the Bruker AXS Inc. merger	—	—	3,050	—	—	—	3,050
Stock compensation related to stock options issued to non-employees	—	—	2	—	—	—	2
Stock options exercised	4,473	—	12	—	—	—	12
Comprehensive loss:							
Net loss	—	—	—	(17,554)	—	—	(17,554)
Foreign currency translation adjustments	—	—	—	—	—	13,749	13,749
Net comprehensive loss							(3,805)
Balance at December 31, 2003	86,462,791	$865	$201,781	$(14,359)	$(2,332)	$16,471	$202,426

The accompanying notes are an integral part of these financial statements.



Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net (loss) income	$(17,554)	$ (6,802)	$ 2,687
Adjustments to reconcile net (loss) income to cash flows from operating activities:			
Depreciation and amortization	16,873	11,824	8,921
Deferred income taxes	3,369	(2,167)	(1,490)
Other special charges	5,128	1,190	3,234
Write down of investments in other companies	—	10,938	—
Provision for doubtful accounts	845	728	(92)
Stock compensation	2	(100)	415
Cumulative effect of change in accounting principle	—	617	—
Minority interest in consolidated subsidiary	(853)	(212)	(427)
Loss on disposal of assets	179	—	—
Reversal of patent litigation settlement	(1,929)	—	—
Foreign currency exchange gain on intercompany loans	(696)	(1,122)	—
Changes in operating assets and liabilities:			
Restricted cash	27	20	(108)
Accounts receivable	4,563	(10,614)	(11,223)
Inventories	(1,270)	(18,411)	(19,676)
Other assets and prepaid expenses	(4,741)	1,278	(4,791)
Accounts payable	(4,750)	2,000	4,987
Income taxes payable	(2,381)	1,479	(996)
Accrued pension	903	751	505
Other liabilities	(3,800)	(2,125)	4,452
Net cash used in operating activities	(6,085)	(10,728)	(13,602)
Cash flows from investing activities:			
Purchase of property and equipment	(5,491)	(28,765)	(20,029)
Purchase of short-term investments	(14,559)	(785)	(3,235)
Redemption of short-term investments	15,110	47,764	14,438
Acquisition of business and minority interest, net of cash acquired	(5,499)	(867)	(6,235)
Investment in other companies	—	—	(2,000)
Net cash (used in) provided by investing activities	(10,439)	17,347	(17,061)

(continued)



Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from financing activities:			
Proceeds from (repayment of) short-term borrowings, net	3,156	5,852	(1,163)
Repayment of related party debt	—	552	(6,799)
Issuance of related party debt	—	—	180
Repayment of long-term debt	(2,486)	(363)	(2,747)
Issuance of long-term debt	1,987	8,162	—
Proceeds from issuance of common stock, net of issuance costs	(12)	8,194	52,832
Proceeds from issuance of preferred stock, net of issuance costs	—	—	22,273
Cash payments to minority shareholders, net	—	(319)	—
Cash payments to shareholders	(10,786)	—	—
Purchases of treasury stock	—	(3,088)	—
Net cash (used in) provided by financing activities	(8,141)	18,990	64,576
Effect of exchange rate changes on cash	2,496	2,034	(940)
Net (decrease) increase in cash and cash equivalents	(22,169)	27,643	32,973
Cash and cash equivalents at beginning of year	84,811	57,168	24,195
Cash and cash equivalents at end of year	$ 62,642	$ 84,811	$ 57,168
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,711	$ 1,716	$ 1,662
Cash paid for taxes	11,420	3,472	6,401
Non-cash investing and financing activities:			
Issuance of common stock for investments in other companies	—	—	2,098
Issuance of common stock for acquisition of minority interest	—	593	—
Issuance of common stock and options exchanged related to merger	31,509	—	—
Conversion of preferred stock to common stock	—	—	23,106
Convertible preferred stock accretion	—	—	833

The accompanying notes are an integral part of these financial statements.

1. Description of Business

Bruker BioSciences Corporation (formerly Bruker Daltonics Inc.) and its wholly-owned subsidiaries (the "Company") design, manufacture, service and market proprietary life science systems based on mass spectrometry core technology platforms and X-ray technology. The Company also sells a broad range of field analytical systems for NBC detection. The Company maintains major technical centers in Europe, North America and Japan. The Company's diverse customer base includes pharmaceutical companies, biotechnology companies, proteomics companies, academic institutions, semiconductor companies and government agencies.

On July 1, 2003, the Company merged with Bruker AXS Inc., with the Company surviving the merger (Note 5). Prior to the merger, approximately 69% of Bruker AXS Inc. was owned by our majority shareholders. The merger represented a combination of companies under common control and as such the consolidated financial statements and share data for 2002 and 2001 include the retroactive effects of the merger. Accordingly, the consolidated financial statements have been recast, on a pro rata basis, by combining the historical consolidated financial statements of Bruker BioSciences Corporation with those of Bruker AXS for each of the periods presented.

In connection with the merger, the Company formed two operating subsidiaries, Bruker Daltonics Inc. and Bruker AXS Inc., into which it transferred substantially all of the respective assets and liabilities, except cash, which formerly belonged to Bruker Daltonics and Bruker AXS, respectively. The cash remains in Bruker BioSciences Corporation, the parent company. These two subsidiaries, Bruker Daltonics and Bruker AXS, are reportable operating segments of the Company. See Note 10.

The financial statements represent the consolidated accounts of Bruker BioSciences Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements as of December 31, 2003 and for the fiscal year ended December 31, 2003, 2002 and 2001 have been prepared in accordance with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily include cash on hand, money market funds, municipal notes and time deposits. Time deposits represent amounts on deposit in banks and temporarily invested in instruments with maturities of 90 days or less at time of purchase. Certain of these investments represent deposits which are not insured by the FDIC or any other United States government agency. Cash and cash equivalents are carried at cost, which approximates fair market value.

RESTRICTED CASH

The Company is required to maintain a restricted cash balance, which has been classified as non-current, as a guarantee for the lessor of the building located in Delft, The Netherlands throughout the lease term.

In addition, certain customers require the Company to provide a bank guarantee on customer advances. Generally, the lines of credit facilitate this requirement. However, to the extent the required guarantee exceeds the local line of credit availability, the Company maintains current restricted cash balances. As of December 31, 2003 and 2002, the restricted cash balances were $155,000 and $128,000, respectively.

SHORT-TERM INVESTMENTS

The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments, which are carried at fair value, consist of funds comprised of short-term money market and bond instruments and have been classified as available-for-sale at December 31, 2003 and 2002. The basis for the cost of securities sold was determined by the specific identification method. As of December 31, 2003, the Company held $14.2 million in short-term investments with maturity values under a year. The Company carried an unrealized loss on these investments of $0 and $(20,000) for the years ended December 31, 2003 and 2002, respectively. Decreases in market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment and the Company writes down the carrying amount of the investments to market value through other income (expense), net, in the accompanying statement of operations. At December 31, 2003, 2002 and

2001, there were $0, $90,000 and $0 realized losses, respectively, and no realized gains.

CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to credit risk consist of cash and cash equivalents, short-term investments and accounts receivables. The risk with respect to cash and cash equivalents and short-term investments is minimized by the Company's policy of investing in short-term financial instruments issued by highly-rated financial institutions. The risk with respect to accounts receivables is minimized by the credit worthiness of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. For the years ended December 31, 2003, 2002 and 2001, no customers exceeded 10% of the Company's product revenue or accounts receivable.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out, ("FIFO") method. An allowance for excess and obsolete inventory is maintained to reflect the expected un-saleable or un-refundable inventory based on an evaluation of slow moving products.

Inventories include demonstration equipment which the Company provides to current and potential customers and is considered available-for-sale. The Company amortizes its demonstration equipment on a straight-line basis over a three-year period. Amortization expense for demonstration equipment was $6.2 million, $5.5 million and $3.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Inventories also include systems that have been shipped to the Company's customers but not installed and accepted by the customer. As of December 31, 2003 and 2002 this inventory-in-transit was $20.1 million and $23.4 million, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Building	25–39 years
Machinery and equipment	3–10 years
Computer equipment and software	3–5 years
Furniture and fixtures	3–10 years
Leasehold improvements	Lesser of 15 years or the remaining lease term

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was approximately $10.5 million, $6.1 million and $5.0 million, respectively. Amortization of leasehold improvements is included with depreciation in the accompanying financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, these assets are tested for impairment on a reportable operating segment basis annually, or on an interim basis when events or changes in circumstances warrant. A reportable operating segment represents either Bruker Daltonics or Bruker AXS. The impairment test consists of a comparison of the fair value of goodwill or an intangible asset with its carrying amount with any related impairment losses recognized in earnings when incurred. Under the transitional provisions of SFAS No. 142, the Company tested goodwill and intangible assets with indefinite useful lives for impairment as of January 1, 2002 pursuant to the method prescribed by SFAS No. 142. Also, the Company recorded an impairment loss associated with its Bruker AXS reporting unit (Note 7). As a result of the Company's evaluation, no impairment was deemed necessary for 2003.

INVESTMENTS IN OTHER COMPANIES

Investment in other companies consists of equity securities of privately held companies accounted for under the cost method. The Company's ownership interest in each of these companies is less than 20%. We periodically evaluate the carrying value of these investments for potential impairment. If our evaluation identifies an impairment that we deem to be other than temporary, the investments are written down to their estimated fair value through a charge to current earnings. In 2002, the Company recorded a $10,938,000 write-down related to these investments (Note 8).

CUSTOMER ADVANCES

The Company requires an advance deposit under the terms and conditions of contracts with certain customers. These deposits are recorded as a liability until revenue is recognized on the specific contract.

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If facts and circumstances indicate that the Company's long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived asset would be compared to its carrying amount to determine if a write-down to fair value is necessary. If a write-down is required, the amount is determined by estimation of the present value of net discounted cash flows in accordance with SFAS No. 144. To date, no such indicators of impairment have been identified.

WARRANTY COSTS AND DEFERRED REVENUE

The Company provides a one-year parts and labor warranty with the purchase of equipment. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in a decreased gross profit. The Company also offers to its customers extended warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into income over the life of the extended warranty contract.

Changes in the warranty liability were as follows (in thousands):

Warranty accrual at December 31, 2001	$ 5,459
Accruals for warranties issued during the period	6,637
Accruals related to pre-existing warranties	(9)
Accruals from acquisition	543
Settlements of warranty claims	(6,657)
Foreign currency impact	292
Warranty accrual at December 31, 2002	$ 6,265
Accruals for warranties issued during the period	7,546
Accruals related to pre-existing warranties	(502)
Settlements of warranty claims	(7,199)
Foreign currency impact	400
Warranty accrual at December 31, 2003	$ 6,510

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

Minority interest in consolidated subsidiaries of $26,623 on the balance sheet as of December 31, 2002 primarily represents the minority public shareholders' proportionate share of the equity of Bruker AXS Inc. Minority interest in consolidated subsidiaries of $(212,000) and $(427,000), on the Consolidated Statement of Operations for the year ended December 31, 2002 and 2001, primarily represents the minority public shareholders' proportionate share of net loss for Bruker AXS for the year. At December 31, 2003, the Company owns 100% of Bruker AXS (see Note 5). Minority interest in consolidated subsidiaries of $(853,000) on the statement of operations for the year ended December 31, 2003, primarily represents the minority common shareholders' proportionate share of net loss prior to the merger on July 1, 2003.

Minority interest in consolidated subsidiaries of $124,000 on the balance sheet as of December 31, 2003 represents the minority common shareholders' proportionate share of the equity of Incoatec GmbH and Baltic Scientific Instruments (see Note 5).

INCOME TAXES

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

COMPREHENSIVE INCOME (LOSS)
Comprehensive income includes net (loss) income, a transition adjustment for the adoption of SFAS No. 133, changes in fair market value of financial instruments designated as hedges and foreign currency translation adjustments.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, amounts due from/to affiliated companies and long-term debt. The carrying amounts of the Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and amounts due from/to affiliated companies approximate fair value due to their short-term nature. The fair value of long-term debt is estimated based on current interest rates offered to the Company for financing arrangements with similar maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2003 and 2002.

The Company has from time to time engaged in derivative instruments (see Note 12). Those derivative instruments that are not effective hedges are marked-to-market. The appreciation/depreciation of such instruments is included in other (income) expense, net in the Consolidated Statements of Operations.

FOREIGN CURRENCY TRANSLATION
In accordance with SFAS No. 52, "Foreign Currency Translation," all balance sheet accounts of foreign subsidiaries are translated into United States dollars at the current exchange rate, and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to accumulated other comprehensive income (loss) in shareholders' equity. Realized foreign exchange gains (losses) were approximately $1.2 million, $1.5 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

REVENUE RECOGNITION
Revenue is recognized from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. The Company's distributors do not have price protection rights or rights to return; however, the Company's products are warranted to be free from defect for a period of, typically, one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.

The Company also offers to its customers warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into revenue over the life of the agreements.

Other revenues, which are principally comprised of research and development grants, are recognized as grant work is performed.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred.

SOFTWARE COSTS
Purchased software is capitalized at cost and is amortized over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred and is classified as research and development expense.

ADVERTISING
The Company expenses advertising costs as incurred. Advertising expenses were $2.1 million, $2.1 million and $1.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

SHIPPING AND HANDLING COSTS
The Company records costs incurred in connection with shipping and handling products as selling expenses. Amounts billed to customers in connection with these costs are included in revenues. Shipping and handling costs were $2.5 million, $1.1 million and $1.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Prior to the merger on July 1, 2003, Bruker AXS Inc. recorded these amounts in cost of product revenue.

CONTINGENCIES

The Company is subject to proceedings, lawsuits and other claims related to patents, product and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation arrangements under the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Any compensation cost on fixed awards with pro rata vesting is recognized on a straight-line basis over the award's vesting period.

If the Company had elected to recognize compensation expense for the granting of options under stock option plans based on the fair values at the grant dates consistent with the methodology prescribed by SFAS No. 123, net income (loss) and net income (loss) per share for the years ended December 31, 2003, 2002 and 2001 would have been reported as the following pro forma amounts (in thousands, except per share data):

	Year Ended December 31,		
	2003	2002	2001
Net loss, as reported	$(17,554)	$(6,802)	$ (3,338)
Deduct:			
Total stock-based employee compensation expense determined under fair value method for all awards, net of taxes	(1,819)	(1,876)	(1,583)
Convertible preferred stock accretion	—	—	(833)
Beneficial conversion feature	—	—	(5,192)
Net loss available to common shareholders, pro forma	$(19,373)	$(8,678)	$(10,946)
Loss per share:			
Basic and diluted, as reported	$ (0.22)	$ (0.09)	$ (0.05)
Basic and diluted, pro forma	$ (0.24)	$ (0.11)	$ (0.16)

The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Accordingly, compensation cost for the stock options granted to non-employees is measured at the fair value of the option at the date of grant and re-measured as the underlying options vest.

NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted-average shares outstanding during the period. The diluted net (loss) income per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period.

The following table sets for the computation of basic and diluted average shares outstanding for the period indicated (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Income available to common shareholders:			
(Loss) income before cumulative effect of change in accounting principle	$(17,554)	$ (6,185)	$ 2,687
Cumulative effect of change in accounting principle, net of taxes	—	(617)	—
Net (loss) income	(17,554)	(6,802)	2,687
Convertible preferred stock accretion	—	—	(833)
Beneficial conversion feature	—	—	(5,192)
Net (loss) income available to common shareholders—basic and diluted	$(17,554)	$ (6,802)	$ (3,338)
Weighted-average shares outstanding:			
Weighted-average shares outstanding—basic	81,280	77,483	70,360
Effect of dilutive securities:			
Stock options	—	—	—
Convertible preferred stock	—	—	—
Weighted-average shares outstanding—diluted	81,280	77,483	70,360

Stock options to purchase shares of common stock for the periods during fiscal year 2003, 2002 and 2001 were anti-dilutive and were excluded in the computation of diluted earnings per share due to the net losses for such periods. On July 1, 2003, the Company merged with Bruker AXS Inc., with the Company surviving the merger (Note 5). All common share and per share data for prior periods has been recast to include the effects of the merger with Bruker AXS.

ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements involving special purpose entities entered into prior to February 1, 2003. All other arrangements within the scope of FIN 46 are subject to its provisions beginning in 2004. The Company adopted FIN 46, as required, with no material impact to its consolidated financial position or results of operations. The Company does not believe that the adoption of the remaining provisions of FIN 46 in 2004 will have a material impact on its financial position or results of operations.

RECLASSIFICATIONS

Certain reclassifications have been made to the financial statements of the prior year to conform to the current year presentation. Such reclassifications had no effect on previously reported net (loss) income or shareholders' equity.

3. Balance Sheet Components

Inventories were comprised of the following (in thousands):

	December 31,	
	2003	2002
Raw materials	$ 30,108	$ 27,284
Work-in-process	37,232	31,920
Finished goods	42,712	42,632
Total inventories	$110,052	$101,836

Property and equipment were comprised of the following (in thousands):

	December 31,	
	2003	2002
Land	$ 8,503	$ 7,069
Building and leasehold improvements	72,666	61,929
Machinery and equipment	53,081	41,681
	134,250	110,679
Less accumulated depreciation and amortization	(52,896)	(37,430)
Property and equipment, net	$ 81,354	$ 73,249

Other current liabilities were comprised of the following (in thousands):

	December 31, 2003	2002
Accrued compensation	$11,943	$11,045
Deferred revenue	4,562	4,703
Accrued warranty	6,510	6,265
Deferred tax liability—short-term	4,199	—
Income taxes payable	3,140	2,050
Accrued expenses	11,557	6,159
Total other current liabilities	$41,911	$30,222

Accumulated other comprehensive income was comprised of the following (in thousands):

	December 31, 2003	2002
Foreign currency translation adjustments	$16,524	$2,775
Transition adjustment relating to the adoption of SFAS No. 133, net of taxes	(14)	(14)
Unrealized gain on short-term investments	39	39
Changes in fair market value of financial instrument designated as a hedge of interest rate exposure, net of taxes	(78)	(78)
Total accumulated other comprehensive income	$16,471	$2,722

4. Income Statement Components

The components of other special charges were as follows (in thousands):

	December 31, 2003	2002	2001
Merger transaction costs	$ 6,357	$ —	$ —
Acquired research and development	2,482	—	3,590
Restructuring charges	895	2,269	—
Write-off of goodwill and other intangible assets	1,223	—	—
Impairment of acquired assets	717	—	—
Patent litigation credit	—	(300)	(356)
Other special charges	$11,674	$1,969	$3,234

The components of interest and other income (expense), net were as follows (in thousands):

	December 31, 2003	2002	2001
Interest income	$ 1,213	$ 1,784	$ 4,554
Interest expense	(1,750)	(1,296)	(1,937)
Exchange gains (losses) on foreign currency transactions	1,248	1,499	(263)
(Depreciation) appreciation of the fair value of derivative financial instruments	466	(264)	(164)
Loss on disposal of equipment	(179)	—	—
Other expense	—	(47)	96
Investment write-down	—	(10,938)	—
Interest and other income (expense), net	$ 998	$ (9,262)	$ 2,286

5. Merger and Acquisitions

BRUKER AXS INC. MERGER

On April 4, 2003, the Company and Bruker AXS Inc. entered into a definitive merger agreement pursuant to which the Company acquired all of the outstanding shares of Bruker AXS. The merger was intended to form a leading tools supplier for life science and materials research, with an emphasis on advancing proteomics. The agreement was signed following the unanimous approval of the Board of Directors of each company as well as the unanimous recommendations of independent Special Committees of both companies' boards.

On June 27, 2003, the merger was approved by shareholders of both Bruker AXS and the Company. The official closing of the merger occurred on July 1, 2003. Upon closing of the merger, each outstanding share of common stock of Bruker AXS was converted into the right to receive, at the election of the holder, either 0.63 of a share of the Company's common stock or consideration intended to be of substantially equivalent value, payable 75% in the Company's common stock and 25% in cash.

The merger represents a business combination of companies under common control due to the majority ownership of both companies by five related individuals as an affiliated shareholder group. As a result, the merger, as it relates to the shares owned by these affiliated shareholders (approximately 69%), was accounted for in a manner similar to a pooling-of-interest, or at historical carrying value. The acquisition of the shares of the non-affiliated shareholders (approximately 31%) was accounted for using the purchase method of accounting, or at fair value, in a manner similar to the acquisition of a minority interest. Any excess purchase price of the interest not under common control over the fair value of the related net assets was accounted for as goodwill.

The fair value of the consideration paid for the acquisition of the minority interest was $38.1 million, including cash of $5.4 million, common stock valued at $28.5 million, stock options with a value of $3.0 million and merger transaction costs of $1.2 million. The value of the 9.66 million shares of common stock issued to non-affiliated shareholders in connection with the merger was determined using the closing market price ($2.95) of Bruker Daltonics' stock on the date the terms of the merger were agreed to and announced. The fair value of the stock options issued were determined using the Black-Scholes option-pricing model.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition of the minority interest. The Company engaged a third party valuation firm to independently appraise the fair value of certain assets acquired.

	(in thousands)
Current assets	$108,326
Property, plant and equipment	23,245
Intangible assets	9,383
Other assets	2,481
Total assets	143,435
Current liabilities	39,217
Long-term debt	9,304
Other liabilities	6,328
Minority interest	125
Total liabilities assumed	54,974
Net assets	88,461
Minority interest percentage	31%
Net assets acquired	27,423
Goodwill	10,739
Total purchase price	$ 38,162

The purchase price for the 31% minority interest acquired has been allocated to the net assets acquired on a pro rata basis in accordance with FASB Statement No. 141, "Business Combinations." Accordingly, intangible assets acquired were allocated as follows: $1.5 million to existing technology and related patents which have an estimated weighted-average useful life of four years, $0.3 million to customer relationships which have a weighted-average useful life of five years and $0.3 million to trade names which have a weighted-average useful life of ten years. In addition, $2.5 million of acquired intangible assets was assigned to in-process research and development projects that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The write-off is included in special charges on the Consolidated Statement of Operations.

The projects that qualify as acquired in-process research and development projects represent those that have not yet reached technology feasibility and for which no future alternative uses existed. The value assigned to the in-process research and development projects was determined using a discounted probable future cash flow analysis. Financial assumptions used to estimate the future cash flows were based on pricing, margins and expense levels from those historically realized by Bruker AXS. A discount rate of 45% was utilized to discount the net cash flows generated from the acquired in-process research and development. The estimates used in valuing the acquired in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

The $10.7 million of goodwill acquired from Bruker AXS in connection with the merger was assigned to the Company's Bruker AXS subsidiary, a reportable operating segment, and will not be deductible for tax purposes since the merger was a tax-free merger.

In conjunction with the merger, the Company formulated a plan to consolidate production and exit certain activities in its life science X-ray business. The production capacity for the life science X-ray systems produced at the Bruker Nonius facility in Delft, The Netherlands, has been outsourced or absorbed within other facilities throughout the Company. As a result of these restructuring activities, the Company recorded approximately $2.2 million in purchase accounting liabilities and reserves. Approximately, $1.5 million, or 69%, of the purchase accounting liabilities and reserves were charged to other special charges or cost of product revenue for inventory reserves and the remaining $0.7 million, or 31%, was included in the allocation of the purchase price as goodwill. The purchase accounting liabilities and reserves included $0.8 million of severance costs for approximately 19 employees, $1.0 million as a reserve for inventory that will no longer be used in production, and $0.4 million of costs to upgrade X-ray systems that will no longer be produced and other miscellaneous restructuring costs.

Charges against the purchase accounting liabilities and reserves recorded in connection with these activities were as follows (in thousands):

	Severance	Inventory	Customer Upgrades and Other	Total
Balance, July 1, 2003	$765	$1,023	$ 370	$2,158
Cash payment	(41)	—	(171)	(212)
Non-cash charges	—	(822)	—	(822)
Currency impact	78	23	10	111
Balance, December 31, 2003	$802	$ 224	$ 209	$1,235

In addition, the Company wrote-off the remaining balance of goodwill of $1.5 million and trade names and trademarks of $0.2 million associated with the Bruker Nonius entity. Approximately, $1.2 million, or 69%, of the write-off of goodwill and trade names and trademarks was charged to other special charges and the remaining $0.5 million, or 31%, was included in the allocation of the purchase price as goodwill.

In connection with the merger, the Company formed two operating subsidiaries, Bruker AXS Inc. and Bruker Daltonics Inc., into which it transferred substantially all of the respective assets and liabilities, except cash, which formerly belonged to Bruker AXS and Bruker Daltonics, respectively. The cash remains in Bruker BioSciences Corporation, the parent company.

On June 27, 2003, in addition to approving the merger, the Company's shareholders voted to increase the total number of shares that the Company has authority to issue from 100,000,000 shares of common stock, par value $0.01 per share, to 150,000,000 shares of common stock, par value $0.01 per share. The shareholders also approved an increase in the Company's stock option pool from 2,220,000 to 6,320,000 shares and approved changing the name of the Company from Bruker Daltonics to Bruker BioSciences Corporation. The preceding approvals were contingent upon the closing of the merger.

BALTIC SCIENTIFIC INSTRUMENTS LTD. ACQUISITION

On April 2, 2003, Bruker AXS acquired 51% of the outstanding common shares of Baltic Scientific Instruments Ltd. ("BSI"), a Riga, Latvia-based company. BSI focuses on solid state X-ray detector technology for materials research and elemental composition and has been a supplier to Bruker AXS since 2001. This acquisition gives both companies the opportunity to explore additional research and development projects. The results of the BSI operation have been included in the accompanying consolidated financial statements since the date of acquisition.

The aggregate purchase price for BSI was approximately $267,000, paid in cash, for total assets acquired of $903,000 and total liabilities assumed of $636,000.

In May 2003, BSI issued additional shares to Bruker AXS which increased the Company's ownership to 75.5%. BSI's minority shareholders did not receive additional shares in May 2003.

The pro forma statements of operations information to reflect the BSI acquisition have not been presented as the impact on net sales, (loss) income before cumulative effect of accounting change, net (loss) income and net (loss) income per share would have been immaterial.

MAC SCIENCE LTD.

On May 13, 2002, Bruker AXS Inc. acquired substantially all of the assets and certain liabilities of MAC Science Ltd., a Yokohama, Japan-based company focused on X-ray analysis instrumentation. The results of the MAC Science operation have been included in the accompanying consolidated financial statements since the date of acquisition. It is anticipated that this acquisition will result in both new product introductions as well as further penetration in the Japanese life science and advanced materials research markets.

The aggregate purchase price was $3,407,000, including $274,000 of cash plus the assumption of liabilities of $3,133,000.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition (in thousands):

	May 13, 2002
Inventories	$ 2,541
Property and equipment	41
Goodwill	825
Total assets acquired	3,407
Other current liabilities	(3,133)
Total liabilities assumed	(3,133)
Net assets acquired	$ 274

The entire goodwill balance of $825,000 is expected to be deductible for tax purposes.

In conjunction with the acquisition, the Company formulated a plan to relocate its manufacturing facility and 22 employees from Fukui, Japan to Yokohama, Japan. The Company completed these activities in the third quarter of 2002. As a result of completing these activities, the allocation of the purchase price was adjusted by $82,000 in the third quarter of 2002. Charges against the purchase accounting liabilities recorded in connection with these activities were as follows (in thousands):

	Facility Relocation	Employee Relocation	Total
Balance as of December 31, 2001	$ —	$ —	$ —
New charge	196	102	298
Utilized	(164)	(65)	(229)
Adjustment	(40)	(42)	(82)
Currency impact	8	5	13
Balance as of December 31, 2002	$ —	$ —	$ —

NONIUS GROUP

On April 10, 2001, the Company completed the acquisition of Nonius Group ("Nonius") in a transaction whereby the Company acquired the Nonius B.V. subsidiary, and four affiliates, of Delft Instruments N.V., a Dutch company. Nonius is a developer and manufacturer of single crystal X-ray diffraction equipment. The Company paid cash of approximately $6.2 million, net of cash acquired, plus the assumption of approximately $1.8 million of debt plus additional liabilities of $4.3 million. The acquisition was accounted for as a purchase in the second quarter of fiscal 2001 and, accordingly, the results of operations of Nonius for the period subsequent to the consummation of the acquisition are included in the accompanying financial statements. The excess of the purchase price over the fair value of the assets acquired of $3.2 million was recorded as goodwill. In the first quarter of 2002, the Company recorded an impairment loss of $1,046,000 ($617,000, net of tax) related to goodwill (Note 7).

In conjunction with the acquisition of Nonius, the Company acquired certain in-process research and development ("IPR&D") projects. These projects included next generation high brilliancy optics and microsources; high brilliance rotating anode generator successors for biological crystallography; high sensitivity large area detector systems; and next generation software for data acquisition and processing. At the time of the acquisition, these projects were in various stages of completion, ranging from 50% to 70%. The projects were expected to be completed during 2002 at an estimated cost of $615,000. The high brilliancy optics and rotating anode generator projects were completed in 2002. Both the large area detector systems and software projects were expected to be completed in the second quarter of 2003.

The Company had determined there was an absence of technological feasibility and alternative future use for this IPR&D. As such, the Company utilized a discounted probable future cash flows analysis to prepare a valuation of the fair value of IPR&D. The Company performed this cash flow analysis on a project-by-project basis and applied adjusted discount rates of 40%-45% to the projects' cash flow. The Company used financial assumptions based on pricing, margins and expense levels from those historically realized by Nonius and consistent with industry standards. Material net cash inflows from these projects began in 2003. Management was primarily responsible for estimating the fair value of the purchased in-process research and development. This valuation resulted in an estimate of the fair value of $3,590,000 ($2,118,000, net of tax), which was charged to research and development expense immediately following the close of the transaction in the second quarter of 2001.

The Bruker Nonius operations are located in Delft, The Netherlands. As part of the purchase agreement with Delft Instruments, Bruker Nonius entered into rental and service agreements for 20 months. The services provided by Delft Instruments included facility maintenance, telephone and systems networks, payroll and other handling. In May 2002, Bruker Nonius moved its operations from the Delft Instruments facility to a new facility in Delft, The Netherlands. As of December 31, 2002 and 2001, the rental and service fee recognized since the acquisition were $339,000 and $270,000. All services have been terminated as of December 31, 2002.

UNAUDITED PRO FORMA INFORMATION

The following unaudited pro forma income statement information (in thousands, except per share data) assumes that the MAC Science and Nonius acquisitions had taken place as of the beginning of each of the periods presented, in accordance with SFAS No. 141, "Business Combinations."

	Year Ended December 31,	
	2002	2001
Net sales	$227,189	$192,684
(Loss) income before cumulative effect of change in accounting principle	(5,837)	2,546
Net (loss) income	(6,454)	2,546
Net loss available to common shareholders	(6,454)	(3,479)
Basic and diluted loss per share	(0.08)	(0.05)

The unaudited pro forma combined income statement information has been prepared for informational purposes only and may not be indicative either of the operating results that actually would have resulted had the acquisition been made at the beginning of the periods presented or of the operating results that may occur subsequent to the acquisition.

6. Restructuring Charges

BRUKER BIOSCIENCES 2003 RESTRUCTURING PLAN

See Note 5 for information regarding the Company's restructuring activities undertaken as a result of the merger with Bruker AXS.

BRUKER DALTONICS 2002 RESTRUCTURING PLAN

The Company's subsidiary, Bruker Daltonics, a reportable operating segment, recorded a restructuring charge during the six months ended June 30, 2002 of approximately $1.5 million related to a workforce reduction of approximately 50 employees. The charge consisted primarily of employee severance, professional fees and outplacement services. During the third and fourth quarters of 2002, the Company recorded a credit of approximately $1.0 million against this reserve to reflect a revised estimate for the actual employee severance costs. As of December 31, 2002, a total of $300,000 had been paid and an accrual of $200,000 remained in accrued expenses for the 27 employees affected by the workforce reduction. During the year ended December 31, 2003, the Company paid an additional $200,000 for the workforce reduction leaving a zero balance in accrued expenses as of December 31, 2003. No further charges or adjustments have been incurred throughout the fourth quarter ending December 31, 2003.

The following table summarizes the restructuring charge activity and the balance of the restructuring accrual as of December 31, 2003:

	(in thousands)
Balance, December 31, 2001	$ —
New charges	1,500
Adjustments in estimates	(1,000)
Cash payments	(300)
Balance, December 31, 2002	$ 200
New charges	—
Cash payments	(200)
Other adjustments	—
Balance, December 31, 2003	$ —

BRUKER AXS 2002 RESTRUCTURING PLAN

The Company's subsidiary, Bruker AXS, a reportable operating segment, implemented a restructuring program during the year ended December 31, 2002 in order to reduce costs and improve productivity by eliminating redundant positions, streamlining production and initiating cost reduction programs in all operating areas. As a result, the Company recorded a restructuring charge of approximately $1,767,000 ($1,043,000, net of tax) in the third quarter of 2002. In the third quarter of 2003, the Company recorded an additional restructuring charge of $122,000. This charge included an increase in the workforce reduction accrual of $294,000 related to additional costs associated with the early retirement program in Germany. This increase was offset by a reduction in the contractual obligations accrual of $172,000 due to the Company renegotiating its penalties for terminating a contract for outsourced information technology services.

The following table summarizes the restructuring charge activity and the balance of the restructuring accrual as of December 31, 2003 (in thousands):

	Workforce Reduction	Production Operations	Contractual Obligations	Engineering Inventory	Total
Balance as of December 31, 2001	—	—	—	—	—
New charges	$ 458	$ 699	$ 465	$ 145	$1,767
Cash payments	(84)	—	(172)	—	(256)
Non-cash charges	—	(699)	—	(145)	(844)
Currency impact	16	—	20	—	36
Balance, December 31, 2002	390	—	313	—	703
Cash payments	(202)	—	(161)	—	(363)
Other	294	—	(172)	—	122
Currency impact	77	—	20	—	97
Balance, December 31, 2003	$ 559	$ —	$ —	$ —	$ 559

Due to the impact of certain German regulatory requirements applicable to the benefits to the Company's German employees, the workforce reduction accrual will not be fully paid until 2008.

7. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows (in thousands):

Balance, December 31, 2001	$ 3,099
Goodwill from MAC Science acquisition	907
Transitional impairment loss	(1,046)
Purchase price adjustments	69
Currency impact	64
Balance, December 31, 2002	3,093
Goodwill from Baltic Scientific Instruments acquisition	208
Net increase in goodwill from Bruker AXS merger	8,492
Impairment of goodwill	(1,051)
Currency impact	(3)
Balance, December 31, 2003	$10,739

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002. Under the transitional provisions of SFAS No. 142, the Company recorded a goodwill impairment loss associated with its Bruker Nonius reporting unit of $1,046,000 ($617,000, net of tax). The fair value of the reporting unit was based on projected discounted future net cash flows. In accordance with the transitional provisions of SFAS No. 142, the impairment loss has been recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle.

Application of the non-amortization provisions of SFAS No. 142 reduced amortization expense by approximately $165,000 in fiscal 2002. The following sets forth a reconciliation of net income (loss) for the years ended December 31, 2003, 2002 and 2001 adjusted for the non-amortization provisions of SFAS No. 142:

	Year Ended December 31,		
	2003	2002	2001
Reported net (loss) income	$(17,554)	$(6,802)	$2,687
Add back: goodwill amortization, net of tax	—	—	68
Add back: trademarks and trade names amortization, net of tax	—	—	6
Adjusted net (loss) income	$(17,554)	$(6,802)	$2,761

The non-amortization provisions of SFAS No. 142 had no impact on basic and diluted earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001.

As previously described in Note 5, the Company's acquired other intangible assets as of December 31, 2003 and December 31, 2002 were comprised of the following (in thousands):

		December 31, 2003			December 31, 2002		
	Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Existing technology and related patents	4 years	$1,520	$(190)	$1,330	$ —	$—	$ —
Customer relationships	5 years	310	(30)	280	—	—	—
Trade names	10 years	310	(16)	294	—	—	—
Total amortizable acquired intangible assets		2,140	(236)	1,904	—	—	—
Bruker Nonius trade names and trademarks		—	—	—	250	—	250
Acquired other intangible assets		$2,140	$(236)	$1,904	$250	$—	$250

Amortization expense related to intangible assets was $236,000, $0 and $74,000 for the year ended December 31, 2003, 2002 and 2001, respectively.

Estimated future amortization expense related to intangible assets at December 31, 2003 is as follows:

Year ending:	*(in thousands)*
2004	$ 473
2005	473
2006	473
2007	283
2008	62
Thereafter	140
Total	$1,904

8. Investments in Other Companies

GeneProt, Inc.

In November 2000, the Company acquired 909,091 shares of Series B Preferred Stock of GeneProt, Inc. in exchange for $7.0 million in cash and 79,218 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method. Due to the uncertain outlook of GeneProt, management concluded that the investment has suffered an impairment that was deemed to be other than temporary. As such, the Company recorded an $8.2 million charge to earnings in 2002 to write the investment in GeneProt down to the estimated fair market value. The Company's evaluation determined that no further write-downs were necessary in 2003.

Affinium Pharmaceuticals, Inc.

In 2001, the Company acquired 738,008 shares of Series IIA Preferred Stock of Affinium Pharmaceuticals Inc. (formerly Integrative Proteomics, Inc.) in exchange for approximately $1 million in cash and 64,650 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method. Due to the uncertain outlook of Affinium Pharmaceuticals, management concluded that the investment has suffered an impairment that was deemed to be other than temporary. As such, the Company recorded a $1.3 million charge to earnings in 2002 to write the investment in Affinium Pharmaceuticals down to the estimated fair market value. The Company's evaluation determined that no further write-downs were necessary in 2003.

Cengent Therapeutics

In 2001, the Company acquired 666,667 shares of Series C Preferred Stock of Cengent Therapeutics (formerly GeneFormatics, Inc.) in exchange for approximately $1 million in cash and 61,742 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method. Due to the uncertain outlook of GeneFormatics, management concluded that the investment has suffered an impairment that was deemed to be other than temporary. As such, the Company recorded a $1.4 million charge to earnings in 2002 to write the investment in Cengent Therapeutics down to the estimated fair market value.

In 2003, GeneFormatics, Inc. merged with Structural BioInformatics, Inc. to create Cengent Therapeutics which resulted in the Company converting its shares to 222,878 shares of Cengent Therapeutics Series F Preferred Stock. The Company's evaluation determined that no further write-downs were necessary in 2003.

9. Income Taxes

The components of income (loss) from continuing operations before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
United States	$(18,756)	$(9,274)	$ (87)
Foreign	10,073	5,658	3,747
	$ (8,683)	$(3,616)	$3,660

Significant components of the provision for income taxes were as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ —	$ 223	$ 434
State	71	197	127
Foreign	6,284	4,528	2,329
	6,355	4,948	2,890
Deferred:			
Federal	2,432	245	(2,198)
State	884	(55)	(213)
Foreign	53	(2,357)	921
	3,369	(2,167)	(1,490)
Total provision for income taxes	$9,724	$ 2,781	$ 1,400

The reconciliation of income tax computed at the United States federal statutory tax rate to income tax expense for the years ended December 31, 2003, 2002 and 2001 was as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Income tax at statutory rate	34.0%	34.0%	34.0%
Add (deduct):			
Merger costs	(9.5)	—	—
State taxes	(3.4)	1.0	(6.0)
Research and development credits	3.5	2.8	(3.0)
Change in valuation allowance/ unbenefited losses	(114.5)	(109.7)	14.3
Acquired in-process R&D	(9.6)	—	—
Foreign income tax at differing rates	(11.4)	1.4	(7.7)
Other	(1.1)	(6.4)	6.7
	(112.0)%	(76.9)%	38.3%

The components of the Company's deferred income taxes were as follows (in thousands):

	December 31,	
	2003	2002
Deferred tax assets:		
Accounts receivable	$ 117	$ 402
Investment write-down	4,381	4,374
Inventory	3,744	3,301
Compensation	766	750
Intangible assets	1,626	1,415
Warranty reserve	846	—
R & D and other tax credit carryforwards	2,651	1,658
Net operating loss carryforwards	8,549	2,173
Other	185	657
Total deferred tax assets	22,865	14,730
Valuation allowance	(17,268)	(5,864)
Net deferred tax assets	5,597	8,866
Deferred tax liabilities:		
Warranty reserve	—	(241)
Foreign statutory reserves	(4,533)	(2,921)
Excess tax over book depreciation	(5,056)	(4,194)
Other	(252)	(484)
Total deferred tax liabilities	(9,841)	(7,840)
Net deferred tax (liability) asset	$ (4,244)	$ 1,026

During 2003, the Company recorded a non-cash charge to establish a valuation allowance of $9.6 million, primarily to write-off the deferred tax assets of its United States operations. The impact of the income tax valuation allowance on the net loss was $0.12 per diluted share. The valuation allowance was determined in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. Cumulative losses incurred in the U.S. jurisdiction in 2003, especially due to merger related charges, represented sufficient negative evidence which was difficult for positive evidence to overcome under SFAS No. 109. Accordingly, a full valuation allowance was recorded. The Company intends to maintain a full valuation allowance until sufficient positive evidence exists to support reversal of the valuation allowance.

The provision for income taxes excluding the income tax valuation allowance is determined by applying an estimated tax rate to income before income taxes for each of our subsidiaries. For the years ended December 31, 2003 and 2002, the Company computed a provision for income taxes excluding the income tax valuation allowance of $1.0 million and $1.2 million on a loss before taxes of $(8.6) million and $(3.6) million, respectively. The Company incurred income taxes despite net losses because no tax benefit was applied in the U.S., where substantially all losses were incurred in 2003.

As of December 31, 2003, the Company has approximately $22.2 million of net operating loss carryforwards available to reduce future taxable income. These losses have various expiration dates through 2023. The Company also has research and development tax credits of approximately $2.7 million available to offset future tax liabilities that expire at various date through 2023.

Undistributed earnings of foreign subsidiaries aggregated approximately $24.9 million at December 31, 2003, which, under existing law, will not be subject to United States tax until distributed as dividends. Because the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for United States income taxes that may be applicable thereto.

10. Business Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements of public business enterprises. It also establishes standards for related disclosures about products and service, geographic areas and major customers. The Company evaluated its business activities that are regularly reviewed by the Chief Executive Officer for which discrete financial information is available. As a result of this evaluation, the Company determined that two of its subsidiaries are reportable operating segments: Bruker Daltonics and Bruker AXS.

Bruker Daltonics is in the business of manufacturing and distributing mass spectrometry instruments that can be integrated and used along with other analytical instruments. Bruker AXS is in the business of manufacturing and distributing advanced X-ray instrumentation used in non-destructive molecular and elemental analysis in academic, research and industrial applications. Bruker BioSciences Corporation, the parent company of Bruker Daltonics and Bruker AXS, is the corporate entity that holds excess cash and short-term investments and incurs public company costs.

Net revenue, operating (loss) income and depreciation and amortization for Bruker Daltonics, Bruker AXS and Bruker BioSciences are provided below:

	Year Ended December 31,		
	2003	2002	2001
Net revenue:			
Bruker Daltonics	$146,749	$116,368	$ 92,691
Bruker AXS	113,930	104,290	82,588
Consolidated	$260,679	$220,658	$175,279
Operating (loss) income:			
Bruker Daltonics	$ 2,558	$ 5,745	$ 3,273
Bruker AXS	(11,828)	(99)	(1,899)
Corporate	(411)	—	—
Consolidated	$ (9,681)	$ 5,646	$ 1,374
Interest (expense) income, net:			
Bruker Daltonics	$ (773)	$ 182	$ 2,750
Bruker AXS	(170)	306	(133)
Corporate	406	—	—
Consolidated	$ (537)	$ 488	$ 2,617
Provision for income taxes:			
Bruker Daltonics	$ 6,729	$ 2,063	$ 2,369
Bruker AXS	2,995	718	(969)
Corporate	—	—	—
Consolidated	$ 9,724	$ 2,781	$ 1,400
(Loss) income before minority interest in consolidated subsidiaries and cumulative effect of change in accounting principle:			
Bruker Daltonics	$ (4,898)	$ (6,200)	$ 3,637
Bruker AXS	(13,504)	(197)	(1,377)
Corporate	(5)	—	—
Consolidated	$ (18,407)	$ (6,397)	$ 2,260
Depreciation and amortization:			
Bruker Daltonics	$ 10,643	$ 8,195	$ 6,040
Bruker AXS	6,230	3,629	2,881
Consolidated	$ 16,873	$ 11,824	$ 8,921



Assets information for Bruker Daltonics, Bruker AXS and Bruker BioSciences are provided below (in thousands):

	December 31,	
	2003	2002
Property and equipment, net:		
Bruker Daltonics	$ 57,217	$ 52,543
Bruker AXS	24,137	20,706
Consolidated	$ 81,354	$ 73,249
Capital expenditures:		
Bruker Daltonics	$ 2,532	$ 15,916
Bruker AXS	2,959	12,849
Consolidated	$ 5,491	$ 28,765
Deferred tax asset:		
Bruker Daltonics	$ 3,218	$ 4,587
Bruker AXS	2,379	4,279
Consolidated	$ 5,597	$ 8,866
Total assets:		
Bruker Daltonics	$ 181,899	$203,102
Bruker AXS	113,906	139,051
Corporate	215,421	—
Eliminations	(160,195)	—
Consolidated	$ 351,031	$342,153

The following represents the Company's geographic segments (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Net revenue:			
North America	$ 51,478	$ 67,918	$ 48,524
Europe	166,755	127,022	114,435
Other foreign	42,446	25,718	12,320
Total	$260,679	$220,658	$175,279
Long-lived assets (year-end):			
North America	$ 31,001	$ 21,033	$ 9,651
Europe	61,966	53,794	39,051
Other foreign	1,030	1,765	191
Total	$ 93,997	$ 76,592	$ 48,893

Europe primarily includes the United Kingdom, Germany, France, Italy, Spain, Belgium, The Netherlands, Scandinavia, Poland, Russia, Hungary, Slovenia, Switzerland and Austria. Other foreign includes all other countries not included within North America or Europe.

11. Debt

The Company's non-related party debt obligations consisted of the following (in thousands):

	December 31,	
	2003	2002
Two Euro bank loans at fixed rate of 4.65%, collateralized by land and buildings of Bruker Daltonik GmbH, monthly interest payments, due and payable through 2008	$ 9,626	$ 8,038
Euro bank loan at fixed rate of 5.10%, collateralized by land and buildings of Bruker Daltonik GmbH, monthly interest payments, paid in full in 2003	—	5,359
Euro bank loan at fixed rate of 3.05%, collateralized by land and buildings of Bruker Daltonik GmbH, monthly interest payments, due and payable through 2008	4,393	—
Euro bank loan at fixed rate of 2.95%, collateralized by land and buildings of Bruker Daltonik GmbH, monthly principal and interest payments due and payable through 2008	4,076	—
Japanese Yen bank loan at fixed rate of 1.50%, uncollateralized, quarterly principal payments of $84,000 and quarterly interest payments commencing in March 2003, due and payable through December 2005	776	1,011
Japanese Yen bank loan at fixed rate of 1.19%, uncollateralized, quarterly principal payments of $140,000 and quarterly interest payments commencing in June 2002, due and payable through June 2006	1,408	1,990
Euro bank loan at fixed rate of 4.90%, uncollateralized, monthly principal payments of $8,000 and quarterly interest payments commencing in February 2002, due and payable through February 2004	175	121
Euro mortgage loan at 6-month European Interbank Offered Rate (EURIBOR) (2.30% at December 31, 2003) plus 1.00%, collateralized by a building located in Karlsruhe, Germany, biannual principal payments of $150,000 and biannual interest payments commencing in April 2003, due and payable through October 2017	5,938	5,238
State of Wisconsin industrial revenue bonds at variable interest rate based on the Bond Market Association Municipal Swap Index (1.14% at December 31, 2003), collateralized by an irrevocable letter of credit, annual principal payments of various amounts commencing in December 2004 and monthly interest payments, due and payable through December 2013	2,200	2,200
Total long-term debt	28,592	23,957
Less: current portion of long-term debt	(2,218)	(6,599)
Total long-term debt, less current portion	$26,374	$17,358

The industrial revenue bonds ("IRB") were entered into with the State of Wisconsin in 1999 in connection with the construction of the Bruker AXS Inc.'s building in Madison, Wisconsin. Bruker AXS Inc. has an interest rate swap which has been designated as a hedge. Bruker AXS Inc. pays a 4.60% fixed rate of interest and receives a variable rate of interest based on the Bond Market Association Municipal Swap Index. The contract has a $2,200,000 notional value which decreases in conjunction with the IRB payment schedule until the swap and IRB agreements terminate in December 2013. The fair value of the swap, obtained from dealer quotes, is an unrealized loss of $181,000 and $224,000 at December 31, 2003 and 2002, respectively. Interest payments (receivable and payable) under the terms of the swap are accrued over the period and are treated as an adjustment to interest expense. The letter of credit is renewable upon mutual agreement of Bruker AXS Inc. and the financial institution. If the letter of credit is not renewed and Bruker AXS Inc. is unable to obtain a similar letter of credit with another financial institution, the IRB may be callable at the option of the bond trustee. The Company's outstanding letter of credit expires in December 2004 and is collateralized by substantially all of the assets of Bruker AXS Inc. The letter of credit contains various financial and other covenants. As of December 31, 2003, the Company was in compliance with all debt covenants.

Annual maturities of long-term non-related party debt are as follows:

2004	$ 2,218,000
2005	1,564,000
2006	885,000
2007	579,000
2008	14,735,000
Thereafter	8,611,000
	$28,592,000

The Company maintains lines of credit at financial institutions in the U.S., Germany, and Japan with an aggregate maximum credit amount of approximately $32.9 million and $28.8 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had borrowings of approximately $16.4 million and $11.8 million, respectively, and availability of approximately $16.5 million and $17.0 million, respectively. For the line of credit in the U.S., the Company entered into a demand revolving line of credit with Citizens Bank in the amount of $2.5 million. This line, which is secured by certain inventory, receivables and equipment in the United States, is used to provide working capital and has no expiration date. Interest on this line of credit is at either LIBOR plus 175 basis points (2.87% at December 31, 2003) or the Prime Rate (4.00% at December 31, 2003). We elect the method of interest calculation at the time we draw down on the line of credit, provided that any LIBOR-based draws must be in $100,000 multiples. There is no commitment fee on the unused portion of the line. As of December 31, 2003, the Company had $1.5 million outstanding on this line of credit. For the lines of credit in Germany, which are unsecured, interest is paid monthly on outstanding borrowings based on the banks' variable interest rates, which were between 6.95%-8.75% at December 31, 2003. For the lines of credit in Japan, the interest rates were between 0.89% and 1.01% at December 31, 2003. The lines of credit have no maturity date and are uncollateralized.

Interest expense for the years ended December 31, 2003, 2002 and 2001 was $1.8 million, $1.3 million and $1.9 million, respectively.

12. Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current earnings or shareholders' equity (as a component of other comprehensive income (loss), depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. In accordance with SFAS No. 133, the Company recorded a transition adjustment that resulted in a realized loss of $20,000, net of tax, as of January 1, 2001.

The Company is party to interest and cross currency rate swaps in order to minimize the volatility that changes in interest and foreign currency rates might have on earnings and cash flows. The Company also periodically enters into foreign exchange rate contracts in order to minimize the volatility that fluctuations in currency exchange rates will have on the Company's cashflows related to purchases and sales denominated in foreign currencies.

The Company has an interest rate swap arrangement to pay a 4.60% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index (ranging from 1.18% to 1.67% for the year ending December 31, 2002) on a $2.2 million notional amount.

This contract was considered to be an effective hedge against changes in the amount of future cash flows associated with the Company's interest payments related to its variable rate debt obligations until December 31, 2002 and accordingly, changes in the fair value of this contract were deferred in shareholders' equity as a component of comprehensive income (loss). Effective January 1, 2003, the Company determined that this interest rate swap was no longer effective (as defined by SFAS No. 133) in offsetting the change in interest cash flows being hedged, and accordingly, the changes in the swap's fair value are being recorded in current earnings in interest and other income (expense) in the Consolidated Statements of Operations. The amount to be recognized in earnings within the next twelve months is not expected to be significant. The fair value of the instrument was a liability of $181,000 and $224,000 ($109,000 and $133,000, net of tax), at December 31, 2003 and December 31, 2002, respectively. The fair values were obtained from dealer quotes.

In April 2002, the Company entered into a cross currency interest rate swap and an interest rate swap, which are currently not designated as hedges. The cross currency interest rate swap of 2 million euro secures a fixed rate of 1.75% per annum payable in Japanese yen until January 4, 2012. The interest rate swap of 3 million euro reduces the 6-month EURIBOR rate by 1.80% per annum until January 4, 2007. The Company entered into the financial instruments to manage its exposure to interest rates and foreign exchange risk. Fluctuations in the fair value of these instruments are recorded in interest and other income (expense).

The notional amount of the financial instruments not designated as hedges was approximately $16,309,000 and $13,620,000 at December 31, 2003 and 2002, respectively. Until the instruments become effective hedges (as defined by SFAS 133), they are considered speculative and fluctuations in the fair value of instruments are recorded in interest and other income (expense). The fair value of the instruments appreciated (depreciated) $466,000, $(264,000) and $(163,000) for the years ended December 31, 2003, 2002 and 2001, respectively. The aggregate fair value of speculative derivative instruments was a (liability) asset of $151,000 and $(315,000) as of December 31, 2003 and 2002, respectively.

13. Related Parties

The Company is affiliated, through common shareholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

As of December 31, 2003 and 2002, the Company has payables to related parties included in its accounts payable balance of $6,209,000 and $2,025,000 million, respectively. The Company has receivables from related parties included within its accounts receivable balance of $4,556,000 and $3,507,000, as of December 31, 2003 and 2002, respectively. Payment terms of accounts receivable balances with related parties are the same as those with third party customers.

Sales to related parties which are not subsidiaries of Bruker BioSciences Corporation are included in the consolidated financial statements. Such related parties are affiliated sales offices in countries in which the Company does not have its own distribution network. As such, these sales were primarily for resale of the Company's products only. These sales amounted to $13.0 million, $16.6 million and $9.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, we purchased $7.1 million, $5.3 million and $3.5 million from affiliated entities in the year ended December 31, 2003, 2002 and 2001, respectively.

The Company shares various general and administrative expenses for items including umbrella insurance policies, accounting services and leases with various related parties. These general and administrative expenses amounted to $1.4 million, $1.2 million and $1.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has investments in three non-affiliated companies. The Company recognized sales to these companies, GeneProt, Inc., Cengent Therapeutics and Affinium Pharmaceuticals Inc., of approximately $2.1 million, $0 and $0, respectively in 2003, and $510,000, $0 and $194,000, respectively, in 2002, $6.0 million, $0.3 million and $0.4 million, respectively, in 2001. These sales were recorded at arm's-length conditions and in the normal course of business. There were no purchases from any of these companies during 2003, 2002 or 2001.

On November 28, 2002, the Company issued 109,800 shares of its restricted common stock, par value $0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and a Director of Bruker Daltonics Inc., valued at approximately $593,000 and cash of $593,000, in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of its common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

Bruker AXS Inc. had a line of credit with Bruker BioSpin KK with a maximum credit amount of $229,000 at December 31, 2001. The line of credit had an interest rate of 1.75% and matured on August 31, 2002.

The Company paid $1.4 million, $849,000 and $1.0 million to a law firm in which one of its directors is a partner.

14. Employee Benefit Plans

The Company maintains or sponsors various defined contribution and defined benefit retirement plans that cover domestic and international employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed approximately $811,000, $663,000 and $652,000 in 2003, 2002 and 2001, respectively.

Substantially all of the Bruker AXS GmbH employees, who were employed by the Company on September 30, 1997, participate in a defined benefit pension plan. The plan provides pension benefits based upon final average salary and years of service. Benefits to other employees are based on a fixed amount for each year of service. The Company has elected to recognize the impact on the projected benefit obligation when actual experience differs from actuarial assumptions on an immediate basis. The Company recognized actuarial losses (gains) of approximately $143,000, $52,000 and ($53,000) for the years ended December 31, 2003, 2002 and 2001, respectively.

The following provides a reconciliation of the funded status of the plan (in thousands):

	December 31,	
	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ 4,752	$ 3,336
Service cost	496	487
Interest cost	303	224
Benefits paid	(3)	(22)
Recognized actuarial loss	143	52
Currency translation adjustment	1,087	675
Benefit obligation at end of year	$ 6,778	$ 4,752
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	3	22
Benefits paid	(3)	(22)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$(6,778)	$(4,752)
Unrecognized amendment gain	(108)	(106)
Accrued benefit cost	$(6,886)	$(4,858)
Accumulated benefit obligation	$(6,250)	$(4,704)

	Year Ended December 31,		
	2003	2002	2001
Components of net periodic benefit cost			
Service cost	$496	$487	$386
Interest cost	303	224	173
Recognized actuarial loss (gain)	143	52	(53)
Amortization	(14)	(11)	(3)
Net periodic benefit cost	$928	$752	$503

The value of the benefit obligation was determined as of December 31, 2003 using the following actuarial assumptions:

	Year Ended December 31,		
	2003	2002	2001
Assumptions			
Discount rate	5.50%	5.75%	6.25%
Expected return on assets	0%	0%	0%
Rate of compensation increase	3.00%	3.00%	3.00%

15. Shareholders' Equity

Initial Public Offering

On August 3, 2000, the Company issued 9,200,000 shares of its common stock for $119,600,000 (or $13 per share). The Company incurred $9,912,000 in offering costs as a result of this transaction.

On December 14, 2001, Bruker AXS Inc. issued and sold 9,000,000 shares of its common stock for $58,500,000 (or $6.50 per share) in conjunction with its initial public offering. Upon the closing of the initial public offering, all 5,625,000 shares of redeemable preferred stock converted into 6,923,077 shares of common stock. As a result of the merger between the Company and Bruker AXS Inc., the 9,000,000 shares of Bruker AXS common stock issued in Bruker AXS' initial public offering and the 6,923,077 shares of Bruker AXS common stock issued upon conversion of the Bruker AXS redeemable preferred stock upon the closing of the initial public offering were converted to 3,912,300 and 3,009,462 of Bruker BioSciences shares, respectively.

On January 11, 2002, the underwriters of the initial public offering exercised an over-allotment option. As a result, Bruker AXS Inc. issued and sold 1,350,000 shares of its common stock for $8,775,000 (or $6.50 per share). As a result of the merger, these shares were converted to 586,545 shares of the Company's common stock.

Blank Check Preferred Stock

As of December 31, 2003, 5,000,000 shares of Blank Check Preferred Stock with a stated par value of $0.01 per share have been authorized, none of which have been issued.

Redeemable Preferred Stock

On January 16, 2001 Bruker AXS Inc. authorized and sold 5,625,000 shares of Series A Convertible Preferred Stock, $0.01 par value per share, at a price of $4.00 per share. Gross proceeds received totaled $22,500,000. The Company utilized these proceeds to pay down its related party debt in accordance with its payment schedules and to pay down its third party lines of credit in full. Also, in conjunction with the preferred stock offering, the Company incurred investment fees related to the offering which totaled approximately $227,000. Such fees were included as a reduction of the preferred stock. The terms of the Series A Preferred Shares also provided for cumulative cash dividends at an 8% annual rate, to be paid when and as they may be declared from time to time by the Board of Directors of the Company.

A beneficial conversion feature existed upon the closing of a qualified public offering ("IPO") if the closing price was between $6.00–$8.00 per share. With a closing price between $6.00–$8.00 per share, the preferred shareholders would receive additional shares of common stock upon the conversion. The additional number of shares was determined by multiplying one by a fraction, the numerator which was equal to eight and the denominator which was equal to the actual price per share at the closing of the IPO. Since this beneficial conversion feature was contingent and the number of shares issued upon conversion could not be computed until the IPO occurred, the beneficial conversion feature was not recognized until the closing of the IPO.

While outstanding, the carrying amount of the Series A Preferred Shares was being accreted, using the interest method, to the fair market value through January 16, 2009, the earliest redemption date. During 2001, the Company recorded approximately $833,000 of accretion. The accretion was recorded through charges against additional paid-in capital. The redemption amount of the mandatorily redeemable Series A Convertible Preferred Stock also included accrued dividends but only when dividends were declared by the Company's Board of Directors. Accrued dividends of $370,000 had been included in the carrying value of the Series A Convertible Stock for the three months ended March 31, 2001. However, as the Board of Directors had not declared any dividends and had no intention of doing so in the future, the accrual was reversed in the three months ended June 30, 2001. The reversal of the dividends would have increased basic and diluted earnings per share by $0.01 for the three months ended March 31, 2001.

Upon closing of the Company's initial public offering in December 2001, all the preferred stock was converted into common stock. As the offering's closing price was $6.50 per share, a beneficial conversion feature existed. An additional 1,298,077 shares were issued upon the conversion resulting in total conversion shares of 6,923,077. The intrinsic value of the beneficial conversion feature was $5,192,000 which was recognized as a reduction of net income available to common shareholders through a reduction to additional paid-in capital in December 2001.

In addition, after the completion of the Company's initial public offering, the preferred shareholders were entitled to certain rights with respect to registration of their 6,923,077 shares of common stock. If the Company proposes to register any of its securities under the Securities Act, either for the Company's own account or for the account of other security holders exercising registration rights, the holders of the 6,923,077 common shares are entitled to notice of the registration and to include their shares of common stock in the registration at the Company's expense. Additionally, the holders of these shares are entitled to demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of common stock. Further, the holders of these shares may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration. These registration rights terminate five years after the closing of the initial public offering.

Stock Repurchase Programs

On August 7, 2002, the Board of Directors of Bruker Daltonics approved a stock repurchase program authorizing the repurchase of up to 1,000,000 shares of its common stock. The costs of these shares have been recorded as treasury stock in the consolidated balance sheet. Such purchases may be made from time to time in the open market, through privately negotiated transactions or through block purchases. Pursuant to this program, the Company repurchased 457,200 shares of its common stock at an average price of $5.10 per share.

In August 2002, the Board of Directors of Bruker AXS Inc. authorized the repurchase of up to 2,500,000 shares of its common stock. Any purchases under the repurchase program were to be made, from time-to-time, in the open market, through block trades or otherwise, at the discretion of Company management. Bruker AXS repurchased 192,422 shares at a weighted-average price of $3.93 per share for a total of approximately $756,000 for the year ended December 31, 2002. These shares were retired in connection with the merger on July 1, 2003.

Dividends

The terms of some of the Company's indebtedness restrict its ability to pay dividends to its shareholders.

Stock Options

In February 2000, the Board of Directors adopted and the stockholders approved the 2000 Stock Option Plan ("the Plan"). The Plan provides for the issuance of up to 2,200,000 shares of common stock in connection with awards under the Plan. The Plan allows a committee of the Board of Directors (the "Committee") to grant incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock and phantom shares). The Committee has the authority to determine which employees will receive the rewards, the amount of the awards and other terms and conditions of the award. Options to purchase shares of common stock granted by the Committee vest over three-to-five year periods.

On July 1, 2003, the Board of Directors adopted the stockholders approval to amend and restate the 2000 Stock Option Plan to change the plan name and increase the number of shares available for issuance. The name of the amended plan is Bruker BioSciences Corporation Amended and Restated 2000 Stock Option Plan ("the Plan"). The amendment also registered 4,132,000 additional shares of common stock of Bruker BioSciences Corporation issuable pursuant to the Company's Plan originally adopted in 2000. The total number of shares issuable under the Plan is 6,320,000 as of July 1, 2003, of which 2,200,000 shares were previously registered on Form S-8 (Reg. No. 333-47836).

Stock option activity for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Shares Subject to Option	Weighted-Average Option Price
Outstanding, December 31, 2000	1,270,741	$ 5.17
Granted	1,007,894	10.36
Exercised	(43,100)	5.27
Forfeited	(91,856)	6.34
Outstanding, December 31, 2001	2,143,679	7.56
Granted	676,600	6.76
Exercised	(16,695)	5.27
Forfeited	(128,962)	8.63
Outstanding, December 31, 2002	2,674,622	7.32
Granted	503,125	3.84
Exercised	(4,473)	2.91
Forfeited	(78,272)	6.86
Outstanding, December 31, 2003	3,095,002	$ 6.77
Exercisable, December 31, 2003	1,034,458	$ 6.95

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003 (in thousands except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 1.99– 3.98	983	7.9	$ 3.18	310	$ 2.94
3.99– 5.96	761	6.4	5.18	358	5.30
5.97– 9.94	675	6.74	6.79	127	7.43
9.95–13.92	270	8.0	10.97	65	10.88
13.93–19.89	406	7.2	15.64	174	15.65
	3,095	7.2	$ 6.77	1,034	$ 6.95

The Company has recorded compensation income (expense) of $(2,000), $100,000 and $(415,000) for the years ended December 31, 2003, 2002 and 2001, respectively, for stock options granted to non-employees. Compensation income (expenses) are amortized on a straight-line basis over the underlying vesting terms.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2003	2002	2001
Dividend yield	—	—	—
Expected stock price volatility	1.049%	1.169%	1.362%
Risk-free interest rate	1.24%	1.63%–4.94%	2.18%–4.98%
Expected life of option—years	3–5 years	3–5 years	3–5 years

16. Commitments and Contingencies

OPERATING LEASES

Certain vehicles, office equipment and buildings are leased under agreements that are accounted for as operating leases. Total rental expense under operating leases was $2,292,000, $1,540,000 and $1,543,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2003 were as follows:

2004	$2,214,000
2005	1,919,000
2006	1,748,000
2007	945,000
2008	440,000
Total minimum lease payments	$7,266,000

LICENSE AGREEMENTS

The Company has entered into license agreements allowing it to utilize certain patents. If these patents are used in connection with a commercial product sale, the Company pays royalties ranging from 0.15% to 5.00% on the related product revenues. Licensing fees for the years ended December 31, 2003, 2002 and 2001 were approximately $0.8 million, $1.2 million and $0.4 million, respectively.

GRANTS

The Company's wholly-owned subsidiary, Bruker Daltonik GmbH, is the recipient of grants from German government authorities. The grants were made in connection with the Company's development of specific spectrometers and components of spectrometers. Total grants awarded amount to $5.6 million and expire through June 30, 2005. Amounts received under these grants during 2003, 2002 and 2001 totaled $1.3 million, $0.2 million and $0.9 million, respectively, and are classified in other revenues. Total expenditures related to these grants were $3.1 million, $1.3 million and $1.0 million in 2003, 2002 and 2001, respectively.

LEGAL

Since December 31, 1996, the Company had been involved in patent litigation with a competitor, Finnigan, a subsidiary of Thermo Electron Corporation. In August 2001, the companies reached a comprehensive settlement agreement related to this litigation. The settlement agreement provides for the dismissal of all pending suits, the waiving of all damages, and a framework of licensing and arbitration for potential future patent disputes between the companies in the field of ion trap mass spectrometry (ITMS). The settlement allows both companies, as well as their distributors, to sell their unmodified ITMS systems effective immediately. As a result, the Company reduced its patent litigation accrual by approximately $1.9 million in the third quarter of 2001 and $1.0 million during 2002. The additional reduction in 2002 brought the patent litigation accrual to zero as the Company believes no further liability exists.

The Company incurred a special charge during the fourth quarter of 2002 in connection with a contract its German and Swiss subsidiaries have with the U.K. Ministry of Defense (the "MOD"). It consisted of an additional reserve in the amount of $700,000, which represented the projected further increase in cost for rework and retesting on the contract due to various technical problems associated with meeting the contract requirements. The Company previously incurred a charge on this same contract in the fourth quarter of 2000, as the Company was required to make considerable design changes to our product at that time, and this increased the cost of contract performance.

In addition, during the third quarter of 2001, the Company had a reserve of $1.9 million for liquidated damages pursuant to this contract with the MOD. We strongly disputed the applicability of liquidated damages and believed that we were owed additional development funding by the MOD. During 2003, our German and Swiss subsidiaries delivered product which met the specifications of the contract. As such, we have an understanding with the MOD such that it will not pursue any further claims for liquidated damages, other than those previously paid, pursuant to the contract and that we will not pursue our claims for the recovery of additional research and development expenses incurred in connection with the contract. Therefore, the reserve of $1.9 million for liquidated damages was reversed during 2003.

Other lawsuits, claims and proceedings of a nature considered normal to its businesses may be pending from time to time against the Company. The Company believes the outcome of these proceedings, if any, will not have a material impact on the Company's financial position or results of operations.

LETTERS OF CREDIT AND GUARANTEES

At December 31, 2003 and 2002, the Company had bank guarantees of $8.2 million and $7.0 million, respectively, for its customer advances. These guarantees affect the availability of its lines of credit.

INDEMNIFICATIONS

The Company enters into standard indemnification arrangements in our ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company: to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to obtain directors' and officers' insurance if available on reasonable terms, which the Company currently has in place.

17. Quarterly Financial Data (Unaudited)

A summary of operating results for the quarterly periods in the two years ended December 31, 2003 is set forth below (in thousands, except per share data):

	Quarter Ended			
	March 31	June 30	September 30	December 31
Year Ended December 31, 2003				
Net revenue	$63,059	$60,903	$ 63,058	$73,659
Operating loss	(1,070)	(3,007)	(5,547)	(57)
Net (loss) income	(1,618)	(1,579)	(14,669)	312
Net (loss) income per share—basic and diluted	$ (0.02)	$ (0.02)	$ (0.17)	$ 0.00
Year Ended December 31, 2002				
Net revenue	$49,579	$51,983	$ 56,550	$62,546
Operating (loss) income	2,087	(59)	1,319	2,299
Net (loss) income before cumulative effect of change in accounting principle	1,346	(3,773)	1,152	(4,910)
Net (loss) income	536	(3,773)	1,152	(4,717)
Net (loss) income per share—basic and diluted:				
(Loss) income before cumulative effect of change in accounting principle	$ 0.01	$ (0.04)	$ 0.01	$ (0.06)
Net (loss) income per share	$ 0.00	$ (0.04)	$ 0.01	$ (0.06)

During the first, second and third quarters of 2003, the Company recorded $3.2 million, $3.1 million and $5.4 million in special charges related to the merger with Bruker AXS.

During the second and fourth quarters of 2002, the Company recorded a $4.4 million and $6.5 million charge, respectively, due to the write-down of investments in other companies.

ARGENTINA
BDAL: Lobov Cientifica
Tel: 54 (11) 4523-7006
BAXS: COMPUTEC Ltda.
Tel: 56 (2) 6324697

AUSTRALIA
BDAL: Bruker Daltonics Pty. Ltd.
Tel: 61 (2) 9550-6422
BAXS: Sietronics Pty. Ltd.
Tel: 61 (2) 6251-6611

AUSTRIA
Bruker Austria GmbH, Austria
Tel: +43-1-8047881

BELGIUM
Bruker Belgium s.a., n.v.
Tel: +32(0) 2 726 76 26

BOLIVIA, PARAGUAY, URUGUAY, CHILE
BAXS: COMPUTEC Ltda.
Tel: 56 (2) 6324697

BRAZIL
Bruker Daltonics/AXS do Brasil
Tel: 55 (11) 5052-5537

BULGARIA
BAXS: Team Ltd.
Tel: 359-2-9516883

CANADA
Bruker Daltonics Ltd.
Tel: (905) 876-4641
Tel: (604) 591-7299
Bruker AXS
Tel: (514) 426-0268

CHILE
BDAL: Melvyn Becerra & Co.
Tel: 56 2-209-3492

COLOMBIA
BDAL: Solar Datalab Ltda.
Tel: 571 253-9899
BAXS: AROTEC Colombiana S.A.
Tel: 57 (1) 2887799

CZECH REPUBLIC
BDAL: Scientific Instruments Brno s.r.o.
Tel: 420 (5) 4324 4764
BAXS: Siren
Tel: 420 (312) 629047

DENMARK
Bruker Daltonics Scandinavia AB
Tel: 45 (2021) 5444

ECUADOR
BAXS: Siemens S.A. (ECU)
Tel: 593 (2) 474060

FRANCE
Bruker Daltonique
Tel: 33 (388) 06-60-50
Bruker AXS S.A.
Tel: 33 (0)1 60 95 90 00

GERMANY
Bruker Daltonik GmbH, Bremen
49 (421) 2205-0
Bruker Daltonik GmbH, Leipzig
49 (341) 2431-30
Bruker AXS GmbH, Karlsruhe
Tel: 49 (0) 721 595 2888

GREECE
BDAL: Malva Ltd.
Tel: 30 (10) 8000 904
Bruker AXS Office
Tel: 30 (210) 9348821

HUNGARY
BDAL: Flextra Lab KFT.
Tel: 36 (1) 2827800
BAXS: Austrolab
Tel: +36 (1) 221-1796,
+36 (1) 422-1574

INDIA
BDAL: Bruker India Scientific Pvt. Ltd.
Tel: 91 (80) 3342520
BAXS: Unispec Marketing Pvt. Ltd.
Tel: 91 (22) 8364750

ISRAEL
BDAL: Eldan Electronic Instr. Co. Ltd.
Tel: 972 (3) 902 1330
BAXS: Bruker Scientific Israel Ltd.
Tel: 972 (8) 940-9660

ITALY
Bruker Daltonics S.r.l.
Tel: 39 (02) 7063-6370
Bruker AXS S.r.l.
Tel: 39 (02) 7063-6370

JAPAN
Nihon Bruker Daltonics K.K.
Tel: 81 (298) 52-1234
Nihon Bruker AXS K.K.
Tel: 81-45-453-1960

MAGREB AREA
BAXS: S.T.P.E. Division Scientifique
Tel: 33 1 49 42 23 04
BAXS: SARL Syana, Algeria
Tel: 213 (0) 21 86 49 09

MALAYSIA
Bruker Malaysia Sdn Bhd
Tel: 60 (3) 5621-8303

MEXICO
Bruker Mexicana, S.A. de C.V.
Tel: (52) (55) 5630 5747

THE NETHERLANDS
Bruker Daltonics BV
Tel: 31 (75) 628-5251
Bruker Nonius B.V.
Tel: 31 152 152 400

NEW ZEALAND
BDAL: Bio-Strategy Distribution Limited
Tel: 64 9 353-1150
BDAL: Asia-Pacific Area
Tel: 64 21640 801

NICARAGUA, GUATEMALA, COSTA RICA, PANAMA, THE CARIBBEAN
BAXS: Tel: 954-915-9390

THE NORDIC COUNTRIES
Bruker Daltonics Scandinavia AB
Tel: 46 (8) 446-3630
BAXS: Analys-Konsult AB
Tel: 46-8-544 808 20

PEOPLE'S REPUBLIC OF CHINA
Bruker Daltonics
Tel: 86 (10) 6847 4093 (5)
Bruker AXS Beijing Office
Tel: 86 (10) 6848-694-6 (-7 / -8)

PERU
BAXS: Walsh Peru S.A.
Tel: 51 1-448-0808

POLAND
Bruker Polska Sp. z o.o.
Tel: +4861 8689008

PORTUGAL
BAXS & BDAL: Dias de Sousa Lda
Tel: +351 (1) 953-3120

PUERTO RICO
BDAL: Trans Traders Corp.
Tel: 787 (286) 1090/1055

ROMANIA
BAXS: Rom-Tech srl
Tel:/Fax: 40-1- 327.22.94, 327.22.95

RUSSIA
Bruker Russia
Tel: 7 (095) 502-90-06

SINGAPORE, MYANMAR, LAOS, CAMBODIA, VIETNAM, THE PHILIPPINES, INDONESIA
Bruker Daltonics, Bruker AXS
Tel: 65 (6774) 7702

SLOVENIA, CROATIA, BOSNIA-HERZEGOVINA
BAXS: mikro + polo
Tel: 386 2 6143 300

SOUTH AFRICA
Bruker (Pty) Limited
Tel: 27 (11) 463 6040

SOUTH KOREA
BDAL: Dae Yaeng Scientific Co. Ltd.
Tel: 82 (2) 5660033
BAXS: Scinco Co., Ltd.
Tel: 82 (2) 545-7300 ext. 420

SPAIN
Bruker Espanola S.A.
Tel: 34 (91) 655 9013
Tel: 34 (91) 655-9015

SWEDEN
Bruker Daltonics Scandinavia AB
Tel: +46 (8) 446-3630

SWITZERLAND
Bruker Daltonics GmbH
Tel: 41 (1) 825-9111
Bruker AXS GmbH
Tel: 49 (7623) 7946-10

TAIWAN (REPUBLIC OF CHINA)
Bruker Daltonics Inc.
Tel: 886 (2) 8982-3710
BAXS: Howteh Technology Co., Ltd.
Tel: 886 (3) 6005955

THAILAND-SOUTHEAST ASIA
Bruker Southeast Asia
Tel: 66 (2) 642-6900

TURKEY
BDAL: Incekara A. S.
Tel: 90 (312) 295 2580
BAXS: Anatek
Tel: 90 312 472 6108 /6109 / 6112
Tel: 90 216 361 2111/2131

UNITED KINGDOM
Bruker Daltonics Ltd.
Tel: 44 (2476) 855-200
Bruker AXS LTD.
Tel: (+44) (01260) 2969 00

UNITED STATES
Bruker Daltonics Inc., Billerica, MA
Tel: (978) 663-3660
Bruker Daltonics Inc., Fremont, CA
Tel: (510) 683-4300
Bruker AXS Inc., Madison, WI
Tel: 608-276-3000

VENEZUELA
BAXS: Transtraders Corp., C.A.
Tel: 58 (2) 2372470

Designed by Curran & Connors, Inc. / www.curran-connors.com

World Headquarters

UNITED STATES



BRUKER BIOSCIENCES CORPORATION
BRUKER DALTONICS INC.

40 MANNING ROAD
BILLERICA, MA 01821

TEL: (1) (978) 663-3660
FAX: (1) (978) 663-2471

Email: ir@bruker-biosciences.com
www.bruker-biosciences.com
www.bdal.com



BRUKER AXS INC.

5465 EAST CHERYL PARKWAY
MADISON, WI 53711

TEL: (1) (800) 234-XRAY
TEL: (1) (608) 276-3000
FAX: (1) (608) 276-3006

Email: info@bruker-axs.com
www.bruker-axs.com

GERMANY



BRUKER DALTONIK GMBH

FAHRENHEITSTRASSE 4
28359 BREMEN

TEL: (49) 421 2205 0
FAX: (49) 421 2205 100

Email: sales@bdal.de
www.bdal.de



BRUKER DALTONIK GMBH

PERMOSERSTRASSE 15
04318 LEIPZIG

TEL:. (49) 341 2431 30
FAX: (49) 341 2431 404

Email: sales@bdal.de
www.bdal.de



BRUKER AXS GMBH

OESTLICHE RHEINBRUECKENSTR. 49
D-76187 KARLSRUHE

TEL: (49) (721) 595-2888
FAX: (49) (721) 595-4587

Email: info@bruker-axs.de
www.bruker-axs.de

JAPAN



BRUKER AXS K.K.

3-9-A, MORIYA-CHO
KANAGAWA-KU
YOKOSHAMA-SHI
KANAGAWA 221-0022

TEL: 81-45-453-1960
FAX: 81-45-440-0757

Email: info@bruker-axs.jp

THE NETHERLANDS



BRUKER NONIUS B.V.

OOSTSINGEL 209
PO BOX 811, 2600 AV DELFT

TEL: (31) 15 215 24 00
FAX: (31) 15 215 25 00

Email: info@bruker-nonius.com
www.bruker-nonius.com